Exhibit 99.2

Royal Bank of Canada third quarter 2009 results

The financial information in this document is in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, August 27, 2009 – Royal Bank of Canada (RY on TSX and NYSE) reported record net income of $1,561 million for the third quarter ended July 31, 2009, up $299 million or 24% from a year ago. Earnings were driven by strong results from Capital Markets and solid performances in Canadian Banking, Wealth Management and Insurance. Market environment-related losses continued to subside reflecting improving capital market conditions.

“Our record results this quarter reflect the strength of our franchise, and our ability to take advantage of opportunities and drive efficiencies,” said Gordon M. Nixon, RBC President and CEO. “We are building on our strong competitive positions and successfully executing against our long term strategy. Our performance this quarter demonstrates the competitive advantage of our diverse business mix,” Nixon said.

Third quarter 2009 compared to third quarter 2008

•	Net income of $1,561 million (up from net income of $1,262 million)
•	Diluted earnings per share (EPS) of $1.05 (up from EPS of $.92)

•	Return on common equity (ROE) of 19.5% (same as prior year)
•	Tier 1 capital ratio of 12.9%

First nine months of 2009 compared to first nine months of 2008

•	Net income of $2,564 million (down from $3,435 million)
•	Adjusted net income of $3,564 million (1)
•	Diluted EPS of $1.70 (down from $2.57)
•	Adjusted EPS of $2.41 (1)
•	ROE of 10.7% (down from 18.8%)
•	Adjusted ROE of 15.2% (1)

(1)	We compute adjusted measures by excluding the goodwill impairment charge recorded in the second quarter of 2009. Adjusted measures are non-GAAP. Refer to the Key performance and non-GAAP measures section of this report for more information, including a reconciliation.

Table of contents

1	Third quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic and market review and outlook
4	Financial performance
4	Overview
5	Key performance and non-GAAP measures
7	Financial performance
7	Results of operations
9	Accounting matters and controls
10	Related party transactions
10	Quarterly results and trend analysis
11	Business segment results
11	How we measure and report our business segments
12	Canadian Banking
13	Wealth Management
14	Insurance
15	International Banking
16	Capital Markets
17	Corporate Support
18	Results by geographic segment
19	Financial condition
19	Condensed balance sheet
20	Off-balance sheet arrangements
22	Risk, capital and liquidity management
23	Credit risk
27	Market risk
28	Capital management
30	Liquidity and funding risk
31	Additional financial information
31	Market environment impacts
35	Interim Consolidated Financial Statements (unaudited)
39	Notes to the Interim Consolidated Financial Statements (unaudited)
53	Shareholder information

2        Royal Bank of Canada        Third Quarter 2009

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended or as at July 31, 2009, compared to the corresponding periods in the prior fiscal year and the three-month period ended April 30, 2009. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2008 Annual Report to Shareholders (2008 Annual Report). This MD&A is dated August 26, 2009. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2008 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the volatility in the financial markets and potential lack of liquidity in certain credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions, including recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2009        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2009	2009	2008	2009	2008
Total revenue	$7,823	$6,761	$5,912	$21,525	$16,513
Provision for credit losses (PCL)	770	974	334	2,491	976
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,253	958	553	3,287	1,717
Non-interest expense	3,755	3,575	3,272	10,952	9,362
Goodwill impairment charge	–	1,000	–	1,000	–
Net income before income taxes and non-controlling interest in subsidiaries	2,045	254	1,753	3,795	4,458
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Segments – net income (loss)
Canadian Banking	$669	$581	$709	$1,946	$1,986
Wealth Management	168	126	186	422	549
Insurance	167	113	137	392	330
International Banking	(95)	(1,126)	(16)	(1,365)	53
Capital Markets	562	420	269	1,207	586
Corporate Support	90	(164)	(23)	(38)	(69)
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Selected information
Earnings (loss) per share (EPS) – basic	$1.06	$(.07)	$.93	$1.72	$2.60
Earnings (loss) per share (EPS) – diluted	$1.05	$(.07)	$.92	$1.70	$2.57
Return on common equity (ROE) (1)	19.5%	(1.4)%	19.5%	10.7%	18.8%
Return on risk capital (RORC) (2)	31.4%	(2.3)%	31.1%	17.0%	30.9%
Net interest margin (NIM) (3)	1.78%	1.71%	1.42%	1.68%	1.39%
Specific PCL as a percentage of average net loans and acceptances	.99%	1.06%	.47%	.95%	.48%
Gross impaired loans (GIL) as a percentage of loans and acceptances	1.44%	1.45%	.76%	1.44%	.76%
Capital ratios and multiples
Tier 1 capital ratio	12.9%	11.4%	9.4%	12.9%	9.4%
Total capital ratio	14.4%	13.3%	11.6%	14.4%	11.6%
Assets-to-capital multiple	16.3X	16.3X	19.5X	16.3X	19.5X
Tangible common equity (Tier 1 common capital) ratio (4)	9.1%	7.9%	6.9%	9.1%	6.9%
Selected balance sheet and other information
Total assets	$659,942	$680,323	$636,792	$659,942	$636,792
Securities	183,671	176,555	176,377	183,671	176,377
Retail loans (5)	198,999	193,195	190,669	198,999	190,669
Wholesale loans (5)	79,816	87,389	81,603	79,816	81,603
Derivative-related assets	101,086	123,259	69,099	101,086	69,099
Deposits	404,708	411,827	409,091	404,708	409,091
Average common equity (1)	30,200	30,400	25,250	29,850	23,850
Average risk capital (2)	18,800	18,950	15,750	18,800	14,550
Risk-adjusted assets	243,009	265,647	254,189	243,009	254,189
Assets under management (AUM)	243,700	235,400	247,400	243,700	247,400
Assets under administration (AUA) – RBC	634,300	618,700	648,700	634,300	648,700
Assets under administration (AUA) – RBC Dexia IS (6)	2,197,500	2,105,100	2,803,900	2,197,500	2,803,900
Common share information
Shares outstanding (000s) – average basic	1,408,687	1,405,772	1,323,293	1,393,641	1,294,946
Shares outstanding (000s) – average diluted	1,422,810	1,417,038	1,340,239	1,406,404	1,308,387
Shares outstanding (000s) – end of period	1,412,235	1,408,393	1,338,308	1,412,235	1,338,308
Dividends declared per share	$.50	$.50	$.50	$1.50	$1.50
Dividend yield (7)	4.3%	5.8%	4.4%	5.2%	4.2%
Common share price (RY on TSX) – close, end of period	$51.28	$42.30	$47.25	$51.28	$47.25
Market capitalization (TSX)	72,419	59,575	63,235	72,419	63,235
Business information (number of)
Employees (full-time equivalent)	72,366	72,479	73,773	72,366	73,773
Bank branches	1,759	1,756	1,729	1,759	1,729
Automated teller machines	5,046	5,012	4,897	5,046	4,897
Period average US$ equivalent of C$1.00 (8)	$.900	$.805	$.988	$.838	$.994
Period-end US$ equivalent of C$1.00	$.928	$.838	$.977	$.928	$.977

(1)	Average common equity and return on common equity (ROE) are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and return on risk capital (RORC), refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	For further discussion, refer to the Key performance and non-GAAP measures section.
(5)	Retail and wholesale loans do not include allowance for loan losses.
(6)	Assets under administration (AUA) – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2009

Economic and market review and outlook – data available as at August 26, 2009

Canada

The Canadian economy remained in recession in the second calendar quarter of 2009, though contracting at a slower pace than in the first calendar quarter. Signs of recovery emerged during the quarter driven by higher retail sales and an improved resale housing market. The Canadian government’s fiscal stimulus package, the low interest rate environment and increased consumer confidence are expected to spur economic activity in the latter half of the calendar year. However, higher levels of unemployment will likely continue over this period resulting in further credit deterioration. The Canadian economy is expected to have negative growth of 2.4% in 2009, unchanged from our projection at May 28, 2009 and down from our projected growth of .3% at December 4, 2008.

United States

The U.S. economy remained in recession in the second calendar quarter though declining at a slower rate than in the first calendar quarter. Some signs of recovery have emerged reflecting the slower pace of decline in both business investment and new housing construction. However, weakness remained in consumer spending. The Federal Reserve is expected to continue to keep interest rates low. The U.S. economy is expected to have negative growth of 2.8% in 2009, up slightly from our projection at May 28, 2009 and down from our projected negative growth of 1.0% at December 4, 2008.

Other global economies

Most global economies have improved in the second calendar quarter, with the exception of the United Kingdom (U.K.) which remained weak. We expect most global economies to continue to improve in the latter half of calendar 2009 due to the low interest rate environment and the effect of stimulus packages introduced by various central banks and governments.

Financial markets

Global capital markets have shown significant improvement from the prior quarter reflecting expected signs of sustained global economic recovery. Credit spreads for us and many issuers have tightened from the prior quarter reflecting the general improvement in funding markets as a result of government initiatives and improved investor confidence. Senior debt markets and other funding sources have improved in terms of pricing and capacity. For further information, refer to the Liquidity and funding risk section.

Impact of the U.S. dollar on our consolidated results

Our U.S. dollar-denominated results are impacted by fluctuations in the Canadian/U.S. dollar exchange rate.

The Canadian dollar depreciated 9% relative to the U.S. dollar from the third quarter of 2008 which had a favourable impact on our consolidated earnings as we had U.S. dollar-denominated net income in the current period.

For the nine months ended July 31, 2009, the Canadian dollar depreciated 16% relative to the U.S. dollar from the nine months ended July 31, 2008 which had an unfavourable impact on our consolidated earnings, as we had a year-to-date U.S. dollar-denominated net loss in the current year. Our higher U.S. dollar-denominated revenue, which was favourably impacted by the depreciation of the Canadian dollar, was more than offset by the unfavourable impact on our U.S. dollar-denominated PCL, Insurance policyholder benefits, claims and acquisition expense (PBCAE) and non-interest expense.

The Canadian dollar appreciated 12% from the previous quarter which had an unfavourable impact on our consolidated earnings, as we had U.S. dollar-denominated net income in the current quarter.

	For the three months ended		For the nine months ended
(C$ millions, except per share amounts)	Q3 2009 vs. Q2 2009	Q3 2009 vs. Q3 2008	Q3 2009 vs. Q3 2008
Canadian/U.S. dollar exchange rate (average)
July 31, 2009	$.900	$.900	$.838
April 30, 2009	$.805
July 31, 2008		$.988	$.994
Percentage change in average US$ equivalent of C$1.00 (1)	12%	(9)%	(16)%
Increased (decreased) total revenue	$(261)	$210	$682
Increased (decreased) PCL	(28)	18	103
Increased (decreased) non-interest expense	(131)	102	527
Increased (decreased) net income	(49)	41	(87)
Increased (decreased) basic EPS	$(.03)	$.03	$(.06)
Increased (decreased) diluted EPS	$(.03)	$.03	$(.06)

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

Financial performance

Overview

Q3 2009 vs. Q3 2008

We reported net income of $1,561 million for the third quarter ended July 31, 2009, up $299 million, or 24%, from a year ago. Diluted earnings per share (EPS) were $1.05, up 14% over the same period. This included the dilutive effect of an equity issuance in the first quarter of 2009. Return on common equity (ROE) was 19.5%, unchanged from the prior year. Our strong results were largely attributable to higher trading revenue, which was partially offset by higher related variable compensation in certain of our capital markets businesses, higher net securitization gains and lower market environment-related losses reflecting improving capital market conditions and a lower effective tax rate. These factors were partially offset by higher PCL. Our Tier 1 capital ratio of 12.9% was up 350 bps from 9.4%.

Q3 2009 vs. Q3 2008 (Nine months ended)

We reported net income of $2,564 million, compared to $3,435 million a year ago, mainly reflecting a goodwill impairment charge of $1 billion (US$838 million) on both a pre- and after-tax basis, recorded in the second quarter of 2009. This was a non-cash item and did not affect our ongoing operations or our capital ratios. Nine-month diluted EPS were $1.70, down $.87, or 34%, from a year ago. Nine-month ROE was 10.7%, compared to 18.8%.

Royal Bank of Canada        Third Quarter 2009        5

Excluding the goodwill impairment charge, adjusted net income was $3,564 million, up $129 million, or 4%, from last year. Adjusted nine-month diluted EPS were $2.41, down $.16, or 6%, and adjusted nine-month ROE was 15.2%. This included the dilutive effect from an equity issuance in the first quarter of 2009. The increase in adjusted net income was mainly due to higher trading revenue, which was partially offset by higher related variable compensation in certain of our capital markets businesses, higher net securitization gains and lower market environment-related losses. These factors were partially offset by higher PCL, higher costs in support of business growth, including our acquisitions, a higher effective tax rate and the impact of the weaker Canadian dollar relative to the U.S. dollar. Adjusted measures are non-GAAP. For a detailed discussion on adjusted measures, refer to the Key performance and non-GAAP measures section.

Q3 2009 vs. Q2 2009

We reported net income of $1,561 million, compared to a net loss of $50 million last quarter, mainly due to the goodwill impairment charge. Excluding this charge, adjusted net income increased $611 million, or 64%, compared to adjusted net income of $950 million last quarter, mainly due to lower PCL, higher trading revenue, which was partially offset by higher related variable compensation in certain of our capital markets businesses, lower market environment-related losses and higher earnings partly due to seasonal factors. These factors were partially offset by lower net securitization gains.

Key performance and non-GAAP measures

Non-GAAP measures

Adjusted measures

We use and report adjusted measures consistent with our management framework. We believe that excluding the goodwill impairment charge from these measures is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance. These adjusted measures should also enhance the comparability of our financial performance for the three months ended July 31, 2009 with the three months ended April 30,

2009, and for the nine months ended July 31, 2009 with the corresponding period in the prior year. Adjusted measures are non-GAAP and do not have standardized meanings under GAAP. They may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our adjusted measures for the three and nine months ended July 31, 2009, and the three months ended April 30, 2009.

	For the three months ended						For the nine months ended
	July 31, 2009			April 30, 2009			July 31, 2009
(C$ millions, except percentage and per share amounts)	As reported	Goodwill impairment charge	Adjusted	As reported	Goodwill impairment charge	Adjusted	As reported	Goodwill impairment charge	Adjusted
Income before income taxes	$2,045	$–	$2,045	$254	$1,000	$1,254	$3,795	$1,000	$4,795
Income taxes	449	–	449	266	–	266	1,153	–	1,153
Net income (loss) before non-controlling interest	1,596	–	1,596	(12)	1,000	988	2,642	1,000	3,642
Non-controlling interest in net income of subsidiaries	35	–	35	38	–	38	78	–	78
Net income (loss)	1,561	–	1,561	(50)	1,000	950	2,564	1,000	3,564
Preferred dividends	(73)	–	(73)	(55)	–	(55)	(169)	–	(169)
Net income (loss) available to common shareholders	1,488	–	1,488	(105)	1,000	895	2,395	1,000	3,395
Average number of common shares (thousands)	1,408,687		1,408,687	1,405,772		1,405,772	1,393,641		1,393,641
Basic earnings (loss) per share (1) (in dollars)	$1.06	$–	$1.06	$(.07)	$.71	$.64	$1.72	$.72	$2.44
Average number of diluted common shares (thousands)	1,422,810		1,422,810	1,417,038		1,417,038	1,406,404		1,406,404
Diluted earnings (loss) per share (1) (in dollars)	$1.05	$–	$1.05	$(.07)	$.71	$.63	$1.70	$.71	$2.41
Average common equity	$30,200		$30,200	$30,400		$30,550	$29,850		$29,900
ROE (1)	19.5%	–	19.5%	(1.4)%		12.0%	10.7%		15.2%
Effective tax rate	22.0%		22.0%	104.7%		21.2%	30.4%		24.0%

(1)	Based on actual balances before rounding.

Performance measures

Tangible common equity (Tier 1 common capital) ratio

We use the Tangible common equity (Tier 1 common capital) ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Federal Reserve for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tangible common equity (Tier 1 common capital) is based on the Basel II methodology as detailed in our 2008 Annual Report. We believe that given current economic conditions, the Tangible common equity (Tier 1 common capital) ratio is a useful supplemental measure of capital adequacy. The

6        Royal Bank of Canada        Third Quarter 2009

Tangible common equity (Tier 1 common capital) ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our Tangible common equity (Tier 1 common capital) ratio.

	As at
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2009	2009	2008
Tier 1 capital	$31,324	$30,274	$24,008
Less: Qualifying other non-controlling interest in subsidiaries	353	356	351
Less: Innovative Tier 1 capital instruments (1)	4,113	4,139	3,684
Less: Non-cumulative First Preferred shares (1)	4,812	4,811	2,552
Tier 1 common capital	$22,046	$20,968	$17,421
Risk-adjusted assets	$243,009	$265,647	$254,189
Tangible common equity (Tier 1 common capital) ratio	9.1%	7.9%	6.9%

(1)	Net of treasury shares.

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated results and each business segment using a number of financial metrics such as net income, ROE and RORC. We use ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2008 Annual Report.

The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	July 31 2009							April 30 2009	July 31 2008
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$651	$159	$164	$(112)	$542	$84	$1,488	$(105)	$1,235
Average risk capital (2)	$5,450	$1,050	$1,200	$3,150	$7,200	$750	$18,800	$18,950	$15,750
add: Under/(over) attribution of capital	–	–	–	–	–	950	950	(650)	1,100
Goodwill and intangible capital	1,950	2,750	150	3,900	1,050	650	10,450	12,100	8,400
Average equity (3)	$7,400	$3,800	$1,350	$7,050	$8,250	$2,350	$30,200	$30,400	$25,250
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	150	–
Adjusted average equity	$7,400	$3,800	$1,350	$7,050	$8,250	$2,350	$30,200	$30,550	$25,250
ROE	34.9%	16.5%	48.0%	(6.3)%	26.1%	n.m.	19.5%	(1.4)%	19.5%
add: Impact of goodwill impairment charge	–	–	–	–	–	–	–	13.4%	–
Adjusted ROE	34.9%	16.5%	48.0%	(6.3)%	26.1%	n.m.	19.5%	12.0%	19.5%
RORC	47.3%	59.2%	55.4%	(14.2)%	29.9%	n.m.	31.4%	(2.3)%	31.1%

	For the nine months ended							For the nine months ended
	July 31 2009							July 31 2008
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income (loss) available to common shareholders	$1,905	$400	$385	$(1,410)	$1,161	$(46)	$2,395	$3,361
Average risk capital (2)	$5,350	$1,100	$1,150	$3,150	$7,100	$950	$18,800	$14,550
add: Under/(over) attribution of capital	–	–	–	–	–	(550)	(550)	2,450
Goodwill and intangible capital	1,800	2,800	200	4,950	1,150	700	11,600	6,850
Average equity (3)	$7,150	$3,900	$1,350	$8,100	$8,250	$1,100	$29,850	$23,850
add: Impact of goodwill impairment charge	–	–	–	50	–	–	50	–
Adjusted average equity	$7,150	$3,900	$1,350	$8,150	$8,250	$1,100	$29,900	$23,850
ROE	35.6%	13.7%	38.5%	(23.2)%	18.8%	n.m.	10.7%	18.8%
add: Impact of goodwill impairment charge	–	–	–	16.5%	–	–	4.5%	–
Adjusted ROE	35.6%	13.7%	38.5%	(6.7)%	18.8%	n.m.	15.2%	18.8%
RORC	47.6%	47.8%	44.5%	(60.0)%	21.8%	n.m.	17.0%	30.9%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are annualized measures based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational, Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

Royal Bank of Canada        Third Quarter 2009        7

Financial performance

Results of operations

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Net interest income	$2,980	$2,976	$2,301	$8,897	$6,651
Non-interest income
Investments (1)	1,064	1,050	1,209	3,181	3,471
Insurance (2)	1,575	1,232	857	4,153	2,498
Trading	947	703	159	1,524	118
Banking (3)	886	820	787	2,591	2,234
Underwriting and other advisory	299	213	243	711	622
Other (4)	72	(233)	356	468	919
Non-interest income	4,843	3,785	3,611	12,628	9,862
Total revenue	7,823	6,761	5,912	21,525	16,513
PCL	770	974	334	2,491	976
Insurance PBCAE (2)	1,253	958	553	3,287	1,717
Non-interest expense	3,755	3,575	3,272	10,952	9,362
Goodwill impairment charge	–	1,000	–	1,000	–
Income before income taxes	2,045	254	1,753	3,795	4,458
Income taxes	449	266	442	1,153	941
Non-controlling interest in net income of subsidiaries	35	38	49	78	82
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$661	$744	$226	$2,149	$530
Non-interest income – trading revenue	947	703	159	1,524	118
Total	$1,608	$1,447	$385	$3,673	$648
Total trading revenue by product (5)
Interest rate and credit	$1,112	$1,043	$106	$2,191	$(181)
Equities	360	260	170	919	462
Foreign exchange and commodities	136	144	109	563	367
Total	$1,608	$1,447	$385	$3,673	$648
Net interest margin (NIM)	1.78%	1.71%	1.42%	1.68%	1.39%

Income taxes	$449	$266	$442	$1,153	$941
Effective tax rate (6)	22.0%	104.7%	25.2%	30.4%	21.1%

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(2)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on certain RBC debt designated as HFT, the change in fair value of certain derivatives related to economic hedges and securitization revenue.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income.
(6)	Income taxes as a percentage of net income before income taxes.

Total revenue

Q3 2009 vs. Q3 2008

Total revenue increased $1,911 million, or 32%, from a year ago.

Net interest income increased $679 million, or 30%, largely due to lower funding costs on certain trading positions. Deposit and loan growth, partially reflecting our prior year acquisition of RBTT Financial Group (RBTT) also contributed to the increase. These factors were partially offset by spread compression in our banking-related and wealth management businesses reflecting lower interest rates and higher impaired loan balances, largely in U.S. banking.

Net interest margin was 1.78%, up 36 bps, largely reflecting lower funding costs on trading positions in Capital Markets, partially offset by lower interest rates and the impact of changes in our Canadian retail product mix largely attributable to strong growth in our personal deposit accounts and home equity lending products.

Investments-related revenue decreased $145 million, or 12%, mainly due to lower mutual fund distribution fees and lower fee-based client assets resulting from capital depreciation, partially offset by higher transaction volumes reflecting improved investor confidence, and the inclusion of the full quarter of revenue from our prior year acquisition of Ferris, Baker Watts Inc. (FBW).

Insurance-related revenue increased $718 million, or 84%, largely due to the change in fair value of investments backing our life and health policyholder liabilities, which was largely offset by higher related PBCAE. For further details, refer to the Insurance section.

Trading revenue in Non-interest income increased $788 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $1,608 million, up $1,223 million, largely due to stronger trading revenue in our U.K., U.S. and Canadian fixed income and money markets businesses, and U.S.-based equity businesses. Lower market environment-related losses on held-for-trading (HFT) securities and gains on credit valuation adjustments on certain derivative contracts resulting from the tightening of credit spreads also contributed to the increase.

8        Royal Bank of Canada        Third Quarter 2009

Banking revenue was up $99 million, or 13%, mainly due to improved results in our syndicated finance businesses and higher service fee revenue.

Underwriting and other advisory revenue increased $56 million, or 23%, mainly due to improved debt and equity origination activities, partially offset by lower mergers and acquisitions (M&A) activities.

Other revenue was down $284 million, or 80%, primarily due to losses of $214 million compared to gains of $14 million last year on the fair value adjustments on certain RBC debt designated as HFT in our Capital Markets and Corporate Support segments, reflecting the tightening of our credit spreads. Losses of $128 million compared to gains of $78 million last year on credit default swaps recorded at fair value used to economically hedge certain corporate loan portfolios in Capital Markets also contributed to the decrease. These factors were partially offset by higher securitization revenue of $76 million predominantly attributable to Corporate Support, lower market environment-related losses of $73 million on certain AFS securities, and a higher gain of $44 million on our stock-based compensation plan in our U.S. brokerage business.

Our revenue in the third quarter of 2009 was favourably impacted by the weaker Canadian dollar relative to the U.S. dollar. For further details, refer to the Impact of the U.S. dollar on our consolidated results section.

Q3 2009 vs. Q3 2008 (Nine months ended)

Total revenue increased $5,012 million, or 30%, from a year ago, primarily due to strong trading revenue and insurance-related revenue. Higher securitization revenue, largely reflecting a higher than historical level of securitization activity, the favourable impact of the weaker Canadian dollar relative to the U.S. dollar, volume growth in our banking-related businesses, partly reflecting our prior year acquisitions of RBTT and Alabama National BanCorporation (ANB), higher service fee revenue and improved debt and equity origination activities also contributed to the increase. These factors were partially offset by higher market environment-related losses, spread compression in our banking-related and certain wealth management businesses, lower mutual fund distribution fees and lower fee-based assets. For further information on market environment-related losses, refer to the Market environment impacts section.

Q3 2009 vs. Q2 2009

Total revenue increased $1,062 million, or 16%, from last quarter, primarily due to higher insurance-related and trading revenue. Lower market environment-related losses, lower losses on the change in fair value of certain derivatives used to economically hedge our funding activities, revenue growth across our Canadian banking businesses, largely reflecting the positive impact of seasonal factors, and higher debt origination activities also contributed to the increase. These factors were partially offset by lower securitization revenue, and the unfavourable impact of the stronger Canadian dollar relative to the U.S. dollar.

Provision for credit losses

Impaired loans and PCL have decreased from the prior quarter, largely reflecting U.S. banking as a result of the declining pace of credit deterioration, and the impact of the stronger Canadian dollar relative to the U.S. dollar. For further details on our PCL, refer to the Credit quality performance section.

Q3 2009 vs. Q3 2008

Total PCL increased $436 million from a year ago, primarily attributable to higher specific PCL, mainly reflecting a single loan as well as a few impaired loans mainly in our Canadian corporate loan portfolio and higher provisions in our Canadian unsecured retail and business lending portfolios reflecting credit deterioration. Increased impaired loans in U.S banking and an addition of $61 million to the general provision also contributed to the increase.

Q3 2009 vs. Q3 2008 (Nine months ended)

Total PCL was up $1,515 million from a year ago, largely due to increased specific provisions in U.S. banking, our corporate loan portfolio and our Canadian unsecured retail and business lending portfolios. A higher general provision predominantly associated with U.S. banking and, to a lesser extent, relating to our Canadian retail and corporate lending portfolios also contributed to the increase.

Q3 2009 vs. Q2 2009

Total PCL decreased $204 million, or 21%, from the prior quarter, mainly reflecting a decreased general provision associated with our U.S. banking and Canadian unsecured retail loan portfolios. Lower specific provisions in our U.S. corporate and U.S. banking portfolios were mainly driven by a decline in the pace of credit deterioration and the impact of the stronger Canadian dollar relative to the U.S. dollar. Our Canadian business lending portfolio also contributed to the decrease. These factors were partially offset by higher specific PCL in our Canadian corporate loan portfolio. For further information, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended July 31, 2009, PBCAE increased $700 million from a year ago and $295 million from the prior quarter. For the nine months ended July 31, 2009, PBCAE increased $1,570 million. For further details, refer to the Insurance segment section.

Non-interest expense

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Salaries	$1,034	$1,053	$966	$3,132	$2,781
Variable compensation	1,040	832	763	2,739	2,064
Benefits and retention compensation	284	319	292	915	883
Stock-based compensation	(1)	(15)	12	50	97
Human resources	$2,357	$2,189	$2,033	$6,836	$5,825
Other expenses	1,398	1,386	1,239	4,116	3,537
Non-interest expense	$3,755	$3,575	$3,272	$10,952	$9,362

Q3 2009 vs. Q3 2008

Non-interest expense increased $483 million, or 15%, from the prior year. Stronger trading revenue in certain of our capital markets businesses drove the increase in variable compensation. For the three months ended July 31, 2009, approximately half of our variable compensation was earnings-based and half was production/sales commission-based. Increased costs in support of business growth, including acquisition-related staff and occupancy costs, and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by our ongoing focus on cost management.

Q3 2009 vs. Q3 2008 (Nine months ended)

Non-interest expense increased $1,590 million, or 17%, from a year ago, mainly due to higher variable compensation as a result of stronger trading revenue. Increased costs in support of business growth, including acquisition-related staff and occupancy costs, and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by our ongoing focus on cost management and lower stock-based compensation expense.

Royal Bank of Canada        Third Quarter 2009        9

Q3 2009 vs. Q2 2009

Non-interest expense increased $180 million, or 5%, from last quarter. Stronger trading revenue in certain of our capital markets businesses drove the increase in variable compensation. The unfavourable impact of seasonal factors, including additional days in the quarter, on our Canadian banking businesses also contributed to the increase. These factors were partially offset by the favourable impact of the stronger Canadian dollar relative to the U.S. dollar.

Goodwill impairment

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion (US$838 million). For further details, refer to the Accounting matters and controls section and Note 2 to our unaudited Interim Consolidated Financial Statements.

Income taxes

Q3 2009 vs. Q3 2008

Income tax expense increased $7 million, or 2%, from a year ago, despite significantly higher earnings before income taxes, primarily as a result of a decreased effective tax rate. The effective tax rate was 22.0%, a decrease of 3.2% from the prior period, mainly due to a reduction in statutory Canadian corporate income tax rates and certain tax adjustments.

Q3 2009 vs. Q3 2008 (Nine months ended)

Income tax expense increased $212 million, or 23%, from a year ago, largely due to higher earnings before income taxes. The effective tax rate of 30.4% was substantially higher for the period as compared to 21.1% in the prior year, due to the goodwill impairment charge recorded in the second quarter of 2009, which was not deductible for tax purposes. Excluding the goodwill impairment charge, the adjusted effective tax rate was 24.0%, an increase of 2.9%, mainly due to lower income in the current year being reported by our subsidiaries operating in jurisdictions with lower income tax rates, partially offset by a reduction in statutory Canadian corporate income tax rates. For further details on the adjusted effective income tax rate, refer to the Key performance and non-GAAP measures section.

Q3 2009 vs. Q2 2009

Income tax expense increased $183 million, or 69%, from the prior quarter due to higher earnings before income taxes. The effective tax rate was 22.0% as compared to 104.7% in the prior quarter due to the goodwill impairment charge, which was not deductible for tax purposes. Excluding the goodwill impairment charge, the adjusted effective tax rate was 21.2% in the prior quarter. The increase of .8% from the adjusted effective tax rate was mainly due to a lower portion of income from tax-advantaged sources (Canadian taxable corporate dividends) in the current quarter.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2008 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 35 to 39 of our 2008 Annual Report.

Changes in accounting policies or estimates–U.S. GAAP

On May 1, 2009 we adopted the following new U.S. GAAP accounting pronouncement issued by the Financial Accounting Standards Board (FASB):

•

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, amends the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. As a result of the implementation of this standard, we have recorded a transition adjustment as at May 1, 2009, by increasing the opening balance of retained earnings and decreasing accumulated other comprehensive income (AOCI) by $225 million after taxes.

•

FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices may not be determinative of fair value. It also expands the disclosure requirements for the fair value of financial instruments. The impact of adopting this standard is not material to our consolidated financial position and results of operation.
•

FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which is primarily disclosure related, increases the frequency of fair value disclosures from an annual to quarterly basis.

Goodwill impairment testing

During the quarter ended January 31, 2009, we completed the first of a two-step process to test whether the $4.6 billion of goodwill assigned to our International Banking reporting unit, which is one of two reporting units within our International Banking segment, was impaired. We completed the second step of the test during the quarter ended April 30, 2009, and determined that the goodwill of our International Banking reporting unit was impaired by $1 billion. This impairment reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. The impairment charge, which was recorded in our International Banking business segment for the quarter ended April 30, 2009 and was reflected in our United States geographic results, is a non-cash item and does not affect our ongoing operations or our capital ratios. For further information, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting adjustments

During the first quarter of 2009, we corrected certain errors pertaining to prior periods which are described in Note 1 to our unaudited interim Consolidated Financial Statements. These errors were not material to the periods to which they relate; however, as correcting the errors in the first quarter of 2009

10        Royal Bank of Canada        Third Quarter 2009

would have materially distorted net income for that quarter, we corrected them by decreasing the opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Future changes in accounting policies

Impairment of Financial Assets – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

On August 20, 2009, the Canadian Institute of Chartered Accountants (CICA) issued various amendments to Section 3855 which reduce differences with International Financial Reporting Standards (IFRS). The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments. As a result, debt instruments not quoted in an active market may be classified as loans and receivables, and impairment would be assessed using the same model for impaired loans. Loans and receivables that we intend to sell immediately or in the near term must be classified as held for trading and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available for sale.

The amendments also permit reclassifying financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category under specified circumstances. They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

We will adopt these amendments in our fourth quarter which require retroactive application to November 1, 2008. We are currently assessing the impact of adopting these amendments on our consolidated financial position and results of operations.

Fair Value and Liquidity Risk Disclosure – Amendments to: Financial Instruments – Disclosures, Section 3862.

In June 2009, the CICA issued an amendment to Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to our fiscal year ending October 31, 2009; earlier application is not permitted.

Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with IFRS on November 1, 2011, including comparative results, pursuant to the decision made by the CICA. We have implemented a comprehensive enterprise-wide program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training.

We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;
•	assessed the impact of the conversion on business portfolios, processes, systems and policies;
•	established a program, including the launch of various projects, which maps existing processes to the new standards; and
•	initiated a series of internal education and awareness seminars.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2008. For further information, refer to Note 27 of our 2008 Annual Report.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions.

The following table summarizes our results for the eight most recently completed quarters.

	2009			2008				2007
(C$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$2,980	$2,976	$2,941	$2,709	$2,301	$2,209	$2,141	$1,998
Non-interest income	4,843	3,785	4,000	2,360	3,611	2,745	3,506	3,617
Total revenue	$7,823	$6,761	$6,941	$5,069	$5,912	$4,954	$5,647	$5,615
PCL	770	974	747	619	334	349	293	263
Insurance PBCAE	1,253	958	1,076	(86)	553	548	616	637
Non-interest expense	3,755	3,575	3,622	2,989	3,272	2,970	3,120	3,093
Goodwill impairment charge	–	1,000	–	–	–	–	–	–
Net income before income taxes and non-controlling interest in subsidiaries	$2,045	$254	$1,496	$1,547	$1,753	$1,087	$1,618	$1,622
Net income (loss)	$1,561	$(50)	$1,053	$1,120	$1,262	$928	$1,245	$1,324
Effective tax rate	22.0%	104.7%	29.3%	27.7%	25.2%	14.4%	21.2%	15.7%
Period average US$ equivalent of C$1.00	$.900	$.805	$.815	$.901	$.988	$.994	$1.002	$1.001
Period-end US$ equivalent of C$1.00	.928	.838	.815	.830	.977	.993	.996	1.059

Royal Bank of Canada        Third Quarter 2009        11

Overview and consolidated results

Economic and market conditions have generally deteriorated over the period, although there has been improvement in the third quarter of 2009. PCL and market environment-related losses have generally increased over the last eight quarters, adversely affecting our net income. Our results were also impacted by a number of other items.

•

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion, resulting in a net loss of $50 million for the quarter. Adjusted net income for the quarter was $950 million. The effective tax rate was 104.7% and the adjusted effective tax rate was 21.2%.

•	We recorded general provisions of $61 million, $223 million and $149 million in the third, second and first quarters of 2009, respectively, and $145 million in the fourth quarter of 2008.
•	In the fourth quarter of 2008, we recorded a reduction of the Enron Corp.-related litigation provision of $542 million.
•	In the fourth quarter of 2007, we recorded a gain of $326 million on the Visa Inc. restructuring and a charge of $121 million related to our credit card customer loyalty reward program liability.
•

The Canadian dollar depreciated significantly, on average, relative to the U.S. dollar over the period, unfavourably impacting our results from the second quarter of 2008 to the second quarter of 2009, when we experienced U.S. dollar-denominated net losses, primarily reflecting higher PCL. In the third quarter of 2009, the stronger Canadian dollar had a favourable impact on our U.S. dollar-denominated net income.

Trend analysis

Revenue has generally trended higher over the period, with significant increases in the last three quarters, primarily reflecting strong trading revenue in certain of our capital markets businesses, changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance due to market volatility, largely offset in PBCAE, and higher banking-related and wealth management revenue primarily from our acquisitions. Revenue has been unfavourably impacted by market environment-related losses, reduced fee-based client assets due to capital depreciation, lower transaction volumes and spread compression in our banking-related and wealth management businesses.

PCL has generally trended significantly higher over the period due to continued weakness in the economic environment and the impact of the weaker Canadian dollar relative to the U.S. dollar. For further details, refer to the Credit quality performance section.

Non-interest expense has generally increased over the period. Higher variable compensation resulting from higher trading revenue and increased costs in support of business growth, including the impact of our acquisitions, were partially offset by our ongoing focus on cost management across all businesses.

PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments.

Our effective income tax rate has generally fluctuated over the last eight quarters, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates and a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends). Market environment-related losses which were recorded at higher income tax rates, and a reduction in statutory Canadian corporate income tax rates partially offset increases.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are also restated.

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2008. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2008 Annual Report.

Changes made in the first nine months of 2009

The following highlights the key changes we made to our business segments during the first nine months of 2009. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

In the first quarter, we realigned Capital Markets into two main businesses. Capital Markets Sales and Trading includes agency sales, products trading and proprietary trading businesses. Corporate and Investment Banking provides advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit, Global Financial Institutions and Research businesses.

12        Royal Bank of Canada        Third Quarter 2009

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$1,740	$1,678	$1,694	$5,136	$5,017
Non-interest income	741	693	749	2,181	2,120
Total revenue	$2,481	$2,371	$2,443	$7,317	$7,137
PCL	$340	$351	$204	$961	$642
Non-interest expense	1,169	1,171	1,186	3,516	3,538
Net income before income taxes and non-controlling interest in subsidiaries	$972	$849	$1,053	$2,840	$2,957
Net income	$669	$581	$709	$1,946	$1,986
Revenue by business
Personal Financial Services	$1,339	$1,280	$1,351	$3,915	$3,992
Business Financial Services	618	596	607	1,829	1,811
Cards and Payment Solutions	524	495	485	1,573	1,334
Selected average balances and other information
ROE	34.9%	32.9%	40.4%	35.6%	38.3%
RORC	47.3%	43.7%	54.1%	47.6%	52.6%
NIM (1)	2.71%	2.78%	2.95%	2.77%	3.01%
Specific PCL as a percentage of average net loans and acceptances	.54%	.59%	.36%	.52%	.39%
Operating leverage	3.0%	2.4%	8.1%	3.1%	5.2%
Average total earning assets (2)	$254,400	$247,400	$228,100	$248,000	$222,700
Average loans and acceptances (2)	251,700	245,900	228,000	246,500	221,500
Average deposits	174,100	171,400	154,900	171,400	153,500
AUA	130,800	123,000	123,700	130,800	123,700

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earning assets and Average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2009 of $37 billion and $4 billion, respectively (April 30, 2009 – $36 billion and $4 billion; July 31, 2008 – $22 billion and $4 billion). Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Q3 2009 vs. Q3 2008

Net income decreased $40 million, or 6%, compared to the prior year, primarily reflecting higher PCL and spread compression. Strong volume growth across most businesses and our ongoing focus on cost management largely offset the decrease in earnings.

Total revenue increased $38 million, or 2%, from the previous year.

Personal Financial Services revenue decreased $12 million, or 1%, mainly reflecting the impact of lower interest rates on deposit spreads, and lower mutual fund distribution fees due to capital depreciation. These factors were partially offset by strong volume growth in most products and higher lending spreads.

Business Financial Services revenue increased $11 million, or 2%, largely due to strong volume growth in business deposits, and higher lending spreads. These factors were partially offset by lower spreads on business deposits.

Cards and Payment Solutions revenue was up $39 million, or 8%, primarily reflecting higher spreads.

Net interest margin decreased 24 bps, reflecting sharply lower interest rates and the impact of changes in retail product mix, largely attributable to strong growth in our personal deposit accounts and home equity lending products.

PCL increased $136 million, or 67%, mainly reflecting increased loss rates across all products, in particular, credit cards and unsecured personal loans resulting from deteriorating economic conditions and higher bankruptcies. Higher impaired loans in our business lending portfolio also contributed to the increase. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $17 million, or 1%, mainly due to our ongoing focus on cost management, and lower pension and performance-related compensation costs. These factors were largely offset by higher operational costs in support of business volume growth.

Q3 2009 vs. Q3 2008 (Nine months ended)

Net income of $1,946 million was down $40 million, or 2%, from last year. Higher PCL, spread compression and lower mutual fund distribution fees were largely offset by strong volume growth across most businesses.

Total revenue increased $180 million, or 3%, mainly due to strong volume growth across most businesses. A favourable adjustment to our credit card customer loyalty reward program liability, higher service fee revenue and the prior year loss on the mandatory redemption of our Visa IPO shares that we received upon the reorganization of Visa Inc. also contributed to the increase. These factors were partially offset by spread compression and lower mutual fund distribution fees.

PCL increased $319 million, or 50%, as a result of higher loss rates across most products, largely in credit cards, business lending and unsecured personal portfolios.

Non-interest expense decreased $22 million, or 1%, mainly reflecting factors noted above and the favourable resolution of a sales tax matter.

Q3 2009 vs. Q2 2009

Net income increased $88 million, or 15%, from last quarter, largely attributable to revenue growth driven by seasonal factors, primarily reflecting additional days in the quarter, continued volume growth across most businesses and higher mutual fund distribution fees due to capital appreciation. These factors were partially offset by spread compression. The net interest margin decreased 7 bps from the previous quarter mainly reflecting lower interest rates, including some prime/BA compression.

Royal Bank of Canada        Third Quarter 2009        13

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$84	$100	$110	$312	$335
Non-interest income
Fee-based revenue	528	515	599	1,582	1,680
Transaction and other revenue	406	376	310	1,112	947
Total revenue	$1,018	$991	$1,019	$3,006	$2,962
PCL	$–	$–	$1	$–	$1
Non-interest expense	777	817	758	2,421	2,178
Net income before income taxes and non-controlling interest in subsidiaries	$241	$174	$260	$585	$783
Net income	$168	$126	$186	$422	$549
Revenue by business
Canadian Wealth Management	$326	$302	$383	$963	$1,105
U.S. & International Wealth Management	531	544	451	1,587	1,386
U.S. & International Wealth Management (US$ millions)	479	439	445	1,335	1,378
Global Asset Management	161	145	185	456	471
Selected other information
ROE	16.5%	12.3%	21.0%	13.7%	28.6%
RORC	59.2%	43.2%	69.5%	47.8%	72.7%
Pre-tax margin (1)	23.6%	17.6%	25.5%	19.5%	26.4%
Number of advisors (2)	4,528	4,423	4,313	4,528	4,313
AUA – Total	$491,300	$481,600	$509,200	$491,300	$509,200
AUA – U.S. & International Wealth Management (US$ millions)	298,100	271,300	322,500	298,100	322,500
AUM	239,700	231,600	243,700	239,700	243,700

	For the three months ended		For the nine months ended
Impact of US$ translation on selected items	Q3 2009 vs. Q2 2009	Q3 2009 vs. Q3 2008	Q3 2009 vs. Q3 2008
Increased (decreased) total revenue	$(52)	$38	$209
Increased (decreased) non-interest expense	(41)	31	174
Increased (decreased) net income	(9)	6	34
Percentage change in average US$ equivalent of C$1.00	12%	(9)%	(16)%

(1)	Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries divided by total revenue.
(2)	Includes client-facing advisors across all our wealth management businesses.

Q3 2009 vs. Q3 2008

Net income decreased $18 million, or 10%, from a year ago, mainly due to the impact of the market decline on fee-based revenue and spread compression. These factors were partially offset by higher transaction volumes in U.S. & International Wealth Management, lower variable compensation, a higher gain on our stock-based compensation plan in our U.S. brokerage businesses and the impact of the weaker Canadian dollar relative to the U.S. dollar.

Total revenue was flat from a year ago.

Canadian Wealth Management revenue decreased $57 million, or 15%, largely as a result of lower fee-based client assets reflecting capital depreciation and spread compression.

U.S. & International Wealth Management revenue increased $80 million, or 18%. In U.S. dollars, revenue increased $34 million, or 8%, largely due to a higher gain on our stock-based compensation plan in our U.S. brokerage business, higher transaction volumes reflecting improved investor confidence, and the inclusion of the full quarter of revenue from our prior year acquisition of FBW. These factors were partially offset by lower fee-based client assets resulting from capital depreciation, and spread compression.

Global Asset Management revenue decreased $24 million or 13%, largely driven by lower fee-based client assets.

Non-interest expense increased $19 million, or 3%, largely driven by the impact of the weaker Canadian dollar relative to the U.S. dollar, and the increase in fair value of our earned compensation liability related to our stock-based compensation plan and recruitment of experienced client-facing advisors. These factors were partially offset by a decrease in variable compensation due to lower commission-based revenue and our focus on cost management.

Q3 2009 vs. Q3 2008 (Nine months ended)

Net income decreased $127 million, or 23%, from a year ago, mainly reflecting lower fee-based client assets, lower transaction volumes and spread compression. These factors were partially offset by lower variable compensation due to lower commission-based revenue.

Total revenue increased $44 million, or 1%. Transaction and other revenue increased $165 million, or 17%, mainly due to the impact of the weaker Canadian dollar relative to the U.S. dollar, the inclusion of our FBW acquisition and a higher gain on our stock-based compensation plan in our U.S. brokerage business. Fee-based revenue decreased $98 million, or 6%, due to lower fee-based client assets resulting from capital depreciation, partially offset by the inclusion of our Phillips, Hager & North Investment Management Ltd. (PH&N) and FBW acquisitions and the impact of the weaker Canadian dollar relative to the U.S. dollar. Net interest income decreased $23 million, or 7%, largely due to spread compression, partially offset by the impact of the weaker Canadian dollar relative to the U.S. dollar.

14        Royal Bank of Canada        Third Quarter 2009

Non-interest expense increased $243 million, or 11%, largely driven by the impact of the weaker Canadian dollar relative to the U.S. dollar and higher infrastructure and staff costs in support of business growth largely reflecting our PH&N and FBW acquisitions. These factors were partially offset by a decrease in variable compensation due to lower commission-based revenue and our focus on cost management.

Q3 2009 vs. Q2 2009

Net income increased $42 million, or 33%, from the previous quarter, mainly due to higher transaction volumes and fee-based client assets, reflecting improvement in capital market conditions, and our ongoing focus on cost management. These factors were partially offset by spread compression.

Insurance

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Non-interest income
Net earned premiums	$986	$1,005	$761	$2,791	$2,112
Investment income (1)	522	173	49	1,183	239
Fee income	67	51	48	176	148
Total revenue	$1,575	$1,229	$858	$4,150	$2,499
Insurance policyholder benefits and claims (1)	$1,097	$789	$413	$2,808	$1,259
Insurance policyholder acquisition expense (1)	156	169	140	479	458
Non-interest expense	135	138	145	414	422
Net income before income taxes and non-controlling interest in subsidiaries	$187	$133	$160	$449	$360
Net income	$167	$113	$137	$392	$330
Revenue by business
Reinsurance & Other	$354	$344	$320	$1,000	$775
Canadian Life and Health	558	348	333	1,448	976
Property & Casualty	175	188	154	539	489
U.S. Life	488	349	51	1,163	259
U.S. Life (US$ millions)	441	282	50	988	259
Selected average balances and other information
ROE	48.0%	33.4%	44.6%	38.5%	37.0%
RORC	55.4%	39.2%	50.1%	44.5%	41.6%
Premiums and deposits (2)	$1,267	$1,235	$1,014	$3,582	$2,857
Fair value changes on investments backing policyholder liabilities (1)	338	9	(74)	688	(122)

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT, and consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2009 vs. Q3 2008

Net income of $167 million increased $30 million, or 22%, over last year, primarily reflecting growth in all businesses, a new U.K. annuity reinsurance arrangement, and lower allocated funding costs on capital. These factors were partially offset by a lower level of favourable actuarial adjustments.

Total revenue increased $717 million. The increase was largely due to the change in fair value of investments backing our life and health policyholder liabilities, which was largely offset in PBCAE.

Reinsurance & Other revenue increased $34 million, or 11%, largely due to business growth in our European and life retrocession businesses, partially offset by the prior period’s year-to-date impact related to a U.K. annuity reinsurance arrangement.

Canadian Life and Health revenue increased $225 million, mainly due to the change in fair value of investments, business growth and lower allocated funding costs on capital.

Property & Casualty revenue was up $21 million, or 14%, largely reflecting sales growth in home and auto and continued strong client retention.

U.S. Life revenue was up $437 million. In U.S. dollars, revenue was up $391 million, mainly due to the change in fair value of investments and an increase in fixed annuity volumes.

PBCAE increased $700 million, primarily reflecting the change in fair value of investments backing our life and health policyholder liabilities and higher costs commensurate with the increased annuity volumes and business growth. A lower level of favourable actuarial adjustments reflecting management actions and assumption changes and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase.

Non-interest expense decreased $10 million, or 7%, largely reflecting our ongoing focus on cost management, which more than offset the higher costs commensurate with business growth.

Q3 2009 vs. Q3 2008 (Nine months ended)

Net income of $392 million increased $62 million, or 19%, over last year, largely reflecting lower allocated funding costs on capital, growth in all businesses, favourable Canadian life and health disability claims and policyholder experience, and our ongoing focus on cost management. These factors were partially offset by a lower level of favourable actuarial adjustments.

Total revenue increased $1,651 million, mainly due to the change in fair value of investments, and an increase in annuity volumes in U.S. Life and Reinsurance & Other, both of which were largely offset in PBCAE. Volume growth in all businesses and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase.

PBCAE increased $1,570 million, primarily for the reasons noted above.

Non-interest expense was down $8 million, or 2%, reflecting our ongoing focus on cost management, partially offset by the impact of the weaker Canadian dollar relative to the U.S. dollar and higher costs commensurate with business growth.

Royal Bank of Canada        Third Quarter 2009        15

Q3 2009 vs. Q2 2009

Net income of $167 million was up $54 million or 48%, due to favourable actuarial adjustments, favourable claims experience in our life retrocession business, business growth, largely in our

European life business and a new U.K. annuity reinsurance arrangement. These factors were partially offset by less favourable Canadian life and health policyholder experience this quarter.

International Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$423	$459	$347	$1,334	$893
Non-interest income	230	226	233	571	736
Total revenue	$653	$685	$580	1,905	$1,629
PCL	$230	$289	$137	$719	$299
Non-interest expense	577	618	485	1,790	1,291
Goodwill impairment charge	–	1,000	–	1,000	–
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(154)	$(1,222)	$(42)	$(1,604)	$39
Net (loss) income	$(95)	$(1,126)	$(16)	$(1,365)	$53
Revenue by business
Banking (1)	$476	$507	$341	$1,357	$965
RBC Dexia IS (1)	177	178	239	548	664
Selected average balances and other information
ROE	(6.3)%	(53.3)%	(1.6)%	(23.2)%	1.2%
RORC	(14.2)%	(143.6)%	(3.8)%	(60.0)%	2.5%
Specific PCL as a percentage of average net loans and acceptances	2.78%	3.16%	1.95%	2.68%	1.62%
Average loans and acceptances	$32,800	$37,500	$28,000	$35,900	$24,700
Average deposits	49,500	54,500	42,500	52,700	39,400
AUA – RBC (2)	7,400	8,700	9,400	7,400	9,400
– RBC Dexia IS	2,197,500	2,105,100	2,803,900	2,197,500	2,803,900
AUM – RBC (2)	3,800	3,600	3,400	3,800	3,400

	For the three months ended		For the nine months ended
Impact of US$ and Euro translation on selected items	Q3 2009 vs. Q2 2009	Q3 2009 vs. Q3 2008	Q3 2009 vs. Q3 2008
Increased (decreased) total revenue	$(34)	$23	$134
Increased (decreased) PCL	(28)	18	103
Increased (decreased) non-interest expense	(35)	24	146
Increased (decreased) net income	18	(12)	(78)
Percentage change in average US$ equivalent of C$1.00	12%	(9)%	(16)%
Percentage change in average Euro equivalent of C$1.00	3%	1%	(4)%

(1)	RBTT and RBC Dexia IS results are reported on a one-month lag. Consequently, only two weeks of RBTT results are reflected for the third quarter of 2008.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.

Q3 2009 vs. Q3 2008

Net loss of $95 million compares to a net loss of $16 million a year ago, primarily reflecting higher PCL and lower revenue at RBC Dexia IS. These factors were partially offset by our prior year acquisition of RBTT.

Total revenue increased $73 million, or 13%.

Banking revenue was up $135 million, or 40%. In U.S. dollars, Banking revenue increased $89 million, or 26%, mainly reflecting deposit and loan growth of 23% and 13%, respectively, largely driven by our RBTT acquisition. The decrease in market environment-related losses of $14 million (C$16 million) on our AFS portfolios also contributed to the increase. These factors were partially offset by spread compression due to lower interest rates and higher impaired loan balances, largely in U.S. banking.

RBC Dexia IS revenue decreased $62 million, or 26%, mainly attributable to lower transaction volumes and reduced fee-based client assets, reflecting capital depreciation and net redemptions.

PCL of $230 million was up $93 million, predominately in U.S. banking, largely reflecting higher impaired loans in our commercial, lot loan, home equity and residential mortgage loan portfolios as a result of continued credit deterioration. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase. For further details, refer to the Credit quality performance section.

Non-interest expense was up $92 million, or 19%, primarily reflecting higher staff and occupancy costs related to our RBTT acquisition and higher Federal Deposit Insurance Corporation (FDIC) costs of $26 million due to an increase in premiums and a special assessment levied against all U.S. banks. The impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase.

Q3 2009 vs. Q3 2008 (Nine months ended)

Net loss of $1,365 million compares to net income of $53 million a year ago, mainly reflecting the goodwill impairment charge of $1 billion (US$838 million). Higher PCL and the increase in market environment-related losses of $98 million ($86 million after-tax) on our AFS portfolios also contributed to the decrease in earnings. These factors were partially offset by our prior year RBTT acquisition.

16        Royal Bank of Canada        Third Quarter 2009

Total revenue increased $276 million, or 17%, primarily reflecting loan and deposit growth largely driven by our acquisitions of RBTT and ANB, and the impact of the weaker Canadian dollar relative to the U.S. dollar. These factors were partially offset by higher market environment-related losses, lower revenue at RBC Dexia IS, and spread compression due to lower interest rates and higher impaired loan balances, largely in U.S. banking.

PCL was up $420 million, mainly attributable to U.S. banking as a result of increased impaired loans in our commercial, residential builder finance, lot loan, home equity and residential mortgage portfolios. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Non-interest expense was up $499 million, or 39%, mainly reflecting higher staff and occupancy costs related to our RBTT and ANB acquisitions, the impact of the weaker Canadian dollar relative to the U.S. dollar and higher FDIC costs of $48 million.

During the second quarter of 2009, we recorded a goodwill impairment charge which reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. For further details, refer to the Accounting matters and controls section and Note 2 to our unaudited Interim Consolidated Financial Statements.

Q3 2009 vs. Q2 2009

Net loss of $95 million compares to a net loss of $1,126 million last quarter, mainly due to the prior quarter goodwill impairment charge. Lower PCL, largely in U.S. banking, and the impact of the stronger Canadian dollar relative to the U.S. dollar were partially offset by the increase in market environment-related losses of $36 million ($23 million after-tax) on our AFS portfolios.

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income (1)	$970	$1,014	$452	$2,906	$1,191
Non-interest income	1,144	552	681	2,183	1,554
Total revenue (1)	$2,114	$1,566	$1,133	$5,089	$2,745
PCL	$177	$145	$20	$482	$106
Non-interest expense	1,085	826	717	2,802	1,997
Net income before income taxes and non-controlling interest in subsidiaries (1)	$852	$595	$396	$1,805	$642
Net income	$562	$420	$269	$1,207	$586
Revenue by business
Capital Markets Sales and Trading	$1,768	$1,250	$581	$3,909	$1,378
Corporate and Investment Banking	346	316	552	1,180	1,367
Selected average balances and other information
ROE	26.1%	19.9%	17.7%	18.8%	14.6%
RORC	29.9%	23.2%	20.8%	21.8%	17.5%
Average trading securities	$118,600	$118,000	$138,700	$119,800	$142,400
Specific PCL as a percentage of average net loans and acceptances	1.96%	1.40%	.21%	1.55%	.38%
Average loans and acceptances	$35,900	$42,600	$37,900	$41,600	$37,100
Average deposits	95,000	113,600	131,100	113,800	131,800

	For the three months ended		For the nine months ended
Impact of US$ and British pound translation on selected items	Q3 2009 vs. Q2 2009	Q3 2009 vs. Q3 2008	Q3 2009 vs. Q3 2008
Increased (decreased) total revenue	$(128)	$89	$190
Increased (decreased) non-interest expense	(46)	29	160
Increased (decreased) net income	(45)	34	14
Percentage change in average US$ equivalent of C$1.00	12%	(9)%	(16)%
Percentage change in average British pound equivalent of C$1.00	(2)%	10%	10%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2008 Annual Report.

Q3 2009 vs. Q3 2008

Net income increased $293 million from a year ago, primarily due to stronger trading revenue in our sales and trading businesses. The decrease in market environment-related losses of $342 million ($152 million after-tax and related compensation adjustments) on HFT securities and gains of $132 million ($60 million after-tax and related compensation adjustments) on credit valuation adjustments on certain derivative contracts also contributed to the increase. These factors were partially offset by higher variable compensation, PCL and income taxes and losses on credit default swaps.

Total revenue was up $981 million compared to the prior year.

Royal Bank of Canada        Third Quarter 2009        17

Sales and Trading revenue increased $1,187 million, largely due to stronger trading revenue in our U.K., U.S. and Canadian fixed income and money markets, and U.S.-based equity businesses. These businesses capitalized on favourable market opportunities, wider bid/offer spreads, declining interest rates, increased client activity and narrowing credit spreads. Further, revenue was favourably impacted by a decrease in market environment-related losses of $342 million on HFT securities and gains of $132 million on credit valuation adjustments on certain derivative contracts as compared to losses of $14 million from the prior year, as credit spreads narrowed. These factors were partially offset by losses of $131 million ($55 million after-tax and related compensation adjustments) as compared to losses of $11 million ($7 million after-tax and related compensation adjustments) in the prior period on fair value adjustments on certain RBC debt designated as HFT as credit spreads narrowed.

Corporate and Investment Banking revenue decreased $206 million or 37%, primarily from losses of $128 million ($54 million after-tax and related compensation adjustments) on credit default swaps recorded at fair value used to economically hedge the corporate loan portfolio as compared to gains of $78 million ($31 million after-tax and related compensation adjustments) in the prior year, reflecting the tightening of credit spreads. This decrease was partially offset by improved debt and equity origination activities, largely in Canada and the U.S. as a result of improved global equity markets and higher results from our securitization and core lending businesses.

PCL increased $157 million reflecting a single loan as well as a few impaired loans mainly in our Canadian corporate lending portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $368 million or 51%, largely due to increased variable compensation on higher trading results.

Q3 2009 vs. Q3 2008 (Nine months ended)

Net income increased $621 million from a year ago, primarily due to stronger trading revenue in our sales and trading businesses. A decrease in market environment-related losses of $567 million ($246 million after-tax and related compensation adjustments) on HFT securities and improved debt and equity origination also contributed to the increase. These factors were partially offset by higher variable compensation, income taxes and PCL, and losses on fair value adjustments on certain RBC debt designated as HFT and on credit default swaps.

Total revenue increased $2,344 million, due to stronger trading revenue in our U.S., U.K., and Canadian fixed income and money markets and U.S.-based equity businesses. The decrease in market environment-related losses of $567 million on HFT securities, improved debt and equity origination activities and higher revenue in our core lending and securitization businesses also contributed to the increase. These factors were partially offset by losses of $329 million on fair value adjustments on certain RBC debt designated as HFT compared to gains of $123 million from the prior year and losses of $162 million on credit default swaps recorded at fair value as compared to gains of $129 million from the prior year.

PCL increased $376 million, largely due to a limited number of impaired loans and a single loan in our corporate lending portfolio.

Non-interest expense increased $805 million or 40%, largely due to increased variable compensation on higher trading results.

Q3 2009 vs. Q2 2009

Net income increased $142 million, or 34%, from the prior quarter, largely due to higher trading revenue, particularly in our U.S.-based equity and fixed income businesses. The decrease in losses of $127 million ($54 million after-tax and related compensation adjustments) on fair value adjustments on certain RBC debt designated as HFT, and lower market environment-related losses of $95 million ($42 million after-tax and related compensation adjustments) on HFT securities also contributed to the increase. These factors were partially offset by increased variable compensation, higher income taxes and the impact of the stronger Canadian dollar on our U.S. dollar-denominated earnings. While market conditions continued to stabilize from higher levels of volatility last quarter, our equity and fixed income results remained strong. Other sales and trading businesses, such as money markets and foreign exchange, continued to perform well but at more moderate levels than the prior quarter.

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2009	2009	2008	2009	2008
Net interest income (1)	$(237)	$(275)	$(302)	$(791)	$(785)
Non-interest income	219	194	181	849	326
Total revenue (1)	$(18)	$(81)	$(121)	$58	$(459)
PCL (2)	$23	$189	$(28)	$329	$(72)
Non-interest expense	12	5	(19)	9	(64)
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(53)	$(275)	$(74)	$(280)	$(323)
Net income (loss)	$90	$(164)	$(23)	$(38)	$(69)
Securitization
Total securitizations sold and outstanding (3)	$32,155	$31,374	$18,832	$32,155	$18,832
New securitization activity in the period (4)	2,330	7,904	1,699	17,259	4,605

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2008 Annual Report. These amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended July 31, 2009 was $127 million (April 30, 2009 – $103 million; July 31, 2008 – $86 million). The amount for the nine months ended July 31, 2009 was $290 million (July 31, 2008 – $308 million).
(2)	PCL in Corporate Support is comprised of the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2008 Annual Report.
(3)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 6 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

18        Royal Bank of Canada        Third Quarter 2009

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following discussion identifies the significant items affecting our reported results in each period.

Q3 2009

Net income was $90 million for the three month period. This mainly reflected securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $154 million ($106 million after-tax). Income tax and accounting adjustments also contributed to the increase in net income. These factors were partially offset by losses on fair value adjustments of $83 million ($58 million after-tax) on certain RBC debt designated as HFT reflecting the tightening of our credit spreads, and a general provision for credit losses of $61 million ($40 million after-tax) related to U.S. banking. For further details on the general provision, refer to the Credit quality performance section.

Q2 2009

Net loss of $164 million included a general provision for credit losses of $223 million ($146 million after-tax) reflecting higher provisions in U.S. banking and our Canadian retail lending portfolios, and losses of $148 million ($102 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities. Losses on fair value adjustments of $144 million ($99 million after-tax) on certain RBC debt designated as HFT and $79 million ($59 million after-tax) relating to market environment-related losses on certain AFS securities also contributed to the loss in the quarter. These factors were partially offset by securitization gains of $406 million ($279 million after-tax), net of economic hedging activities, reflecting a higher than historical level of securitization activity. For further details on securitization activity, refer to Off-balance sheet arrangements section.

Q3 2008

Net loss of $23 million included market environment-related losses of $88 million ($67 million after-tax) on AFS securities and $15 million ($10 million after-tax) on HFT securities. These were partially offset by gains related to the change in fair value of certain derivatives used to economically hedge our funding activities, securitization gains, income tax amounts related to enterprise funding activities that were not allocated to the segments and gains on fair value adjustments on certain RBC debt designated as HFT reflecting the widening of our credit spreads.

Q3 2009 (Nine months ended)

Net loss of $38 million included a general provision for credit losses of $433 million ($287 million after-tax), market environment-related losses of $234 million ($171 million after-tax) on certain AFS securities and losses on fair value adjustments of $186 million ($129 million after-tax) on certain RBC debt designated as HFT. These factors were partially offset by securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $821 million ($563 million after-tax), mainly due to a higher than historical level of securitization activity. Income tax and accounting adjustments also decreased our net loss.

Q3 2008 (Nine months ended)

Net loss of $69 million included market environment-related losses of $155 million ($131 million after-tax) on AFS securities and $88 million ($59 million after-tax) on HFT securities, and a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities. These factors were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the segments, gains related to the change in fair value of certain derivatives used to economically hedge our funding activities, gains on fair value adjustments on certain RBC debt designated as HFT, and securitization gains, net of economic hedging activities.

Results by geographic segment (1)

	For the three months ended									For the nine months ended
		July 31 2009			April 30 2009 (2)			July 31 2008			July 31 2009 (2)			July 31 2008
(C$ millions)	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national
Total revenue	$4,534	$2,007	$1,282	$4,027	$1,690	$1,044	$3,980	$1,173	$759	$13,015	$5,768	$2,742	$11,603	$2,948	$1,962
Net income (loss)	$1,183	$31	$347	$1,007	$(1,243)	$186	$1,051	$118	$93	$3,259	$(1,065)	$370	$3,072	$66	$297

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details, refer to Note 28 of our 2008 Annual Report.
(2)	In the third quarter of 2009, we reclassified a portion of our general provision on our loan portfolios reported in the first and second quarters of 2009 in Canada to United States and Other International to better reflect the geographic segment results. Comparative amounts have been revised to reflect this change.

Q3 2009 vs. Q3 2008

Net income in Canada of $1,183 million was up $132 million, or 13%, compared to the prior year. The increase largely reflected higher trading revenue in certain businesses, which was partially offset by higher related variable compensation. Higher net securitization gains and higher gains on credit valuation adjustments on certain derivative contracts also contributed to the increase. These factors were partially offset by higher PCL, higher losses on fair value adjustments on certain RBC debt designated as HFT and spread compression in our banking-related and certain wealth management businesses.

U.S. net income of $31 million was down $87 million, mainly reflecting higher PCL. Spread compression and losses on credit default swaps also contributed to the decrease. Higher trading revenue in certain businesses, which was partially offset by higher related variable compensation, the decrease in market environment-related losses on our HFT and AFS securities and the impact of the weaker Canadian dollar relative to the U.S. dollar partly offset the decrease in net income.

Other International net income of $347 million was up $254 million, primarily due to higher trading revenue in certain businesses, which was partially offset by higher related variable compensation, lower market environment-related losses on our HFT and AFS securities and the inclusion of our RBTT acquisition. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT.

Royal Bank of Canada        Third Quarter 2009        19

Q3 2009 vs. Q3 2008 (Nine months ended)

Net income in Canada of $3,259 million was up $187 million, or 6%, compared to the prior year, primarily due to higher net securitization gains and higher trading revenue in certain businesses, which was partially offset by higher related variable compensation. Higher PCL, higher losses on fair value adjustments on certain RBC debt designated as HFT and spread compression in our banking-related and certain wealth management businesses partly offset the increase in net income.

U.S. net loss of $1,065 million compares to net income of $66 million in the prior year, primarily reflecting the goodwill impairment charge of $1 billion recorded in the second quarter of 2009. Higher PCL, the impact of the weaker Canadian dollar relative to the U.S. dollar, higher market environment-related losses on our AFS securities and spread compression also contributed to the decrease. These factors were partly offset by higher trading revenue in certain businesses, which was partially offset by higher related variable compensation, and lower market environment-related losses on our HFT securities.

Other International net income of $370 million was up $73 million, or 25%, primarily reflecting higher trading revenue in certain businesses, which was partially offset by higher related variable compensation, lower market environment-related losses on our HFT and AFS securities and the inclusion of our RBTT acquisition. These factors were partly offset by higher losses on fair value adjustments on certain RBC debt designated as HFT.

Q3 2009 vs. Q2 2009

Net income in Canada was up $176 million, or 17%, compared to the prior quarter. The increase was mainly due to lower losses on certain derivatives used to economically hedge our funding activities, strong revenue growth in our banking-related businesses, largely driven by seasonal factors, and higher trading revenue in certain businesses, which was partially offset by higher related variable compensation. Lower net securitization gains and higher PCL partially offset the increase in net income.

U.S. net income of $31 million compares to a net loss of $1,243 million last quarter, primarily reflecting the goodwill impairment charge. Lower PCL and higher trading revenue in certain businesses, which was partially offset by higher related variable compensation also contributed to the increase. These factors were partly offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

Other International net income was up $161 million compared to the prior quarter, largely reflecting higher trading revenue in certain businesses, which was partially offset by higher related variable compensation, lower market environment-related losses on our HFT and AFS securities and gains on fair value adjustments on certain RBC debt designated as HFT.

Financial condition

Condensed balance sheets (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Assets
Cash and due from banks	$7,966	$9,342	$7,571
Interest-bearing deposits with banks	8,647	11,297	13,326
Securities	183,671	176,555	176,377
Assets purchased under reverse repurchase agreements and securities borrowed	43,652	42,290	56,207
Loans (net of allowance for loan losses)	275,987	277,794	270,413
Other – Derivatives	101,086	123,259	69,099
Other – Other	38,933	39,786	43,799
Total assets	$659,942	$680,323	$636,792
Liabilities and shareholders’ equity
Deposits	$404,708	$411,827	$409,091
Other – Derivatives	91,963	110,284	66,623
Other – Other	117,641	112,570	120,488
Subordinated debentures	6,486	7,629	7,925
Trust capital securities	1,395	1,398	1,400
Preferred share liabilities	–	–	300
Non-controlling interest in subsidiaries	2,135	2,150	2,355
Total liabilities	624,328	645,858	608,182
Total shareholders’ equity	35,614	34,465	28,610
Total liabilities and shareholders’ equity	$659,942	$680,323	$636,792

(1)	Foreign currency denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 of our 2008 Annual Report.

Our consolidated balance sheet is impacted by the current fair value on certain assets and liabilities at the end of the period and the impact of the Canadian dollar on mainly U.S. dollar assets and liabilities.

Q3 2009 vs. Q3 2008

Total assets were up $23 billion, or 4%, from the prior year, largely attributable to the increase in the fair value of derivatives, and the impact of the weaker Canadian dollar relative to the U.S. dollar.

Interest-bearing deposits with banks decreased $5 billion or 35%, largely reflecting a shift in our portfolio mix to higher yielding assets.

Securities increased $7 billion or 4%, primarily due to increased positions for government-guaranteed debt instruments and AFS debt securities and the impact of the weaker Canadian dollar on U.S. dollar securities, partially offset by a reduction of certain equity trading positions.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $13 billion, or 22%, reflecting reduced counterparty cash collateral, a shift in our portfolio mix to higher yielding assets and lower counterparty activity and securities borrowing activities.

Loans increased $6 billion, or 2%, predominantly driven by solid retail growth mainly as a result of volume growth in Canadian home equity loans partially offset by increased securitization of Canadian residential mortgages. Wholesale loans were down $2 billion, mainly reflecting decreased U.S. residential builder finance and commercial loans and lower broker dealer loans, partially offset by the weaker Canadian dollar on mainly U.S. dollar denominated loan balances.

20        Royal Bank of Canada        Third Quarter 2009

Derivative assets increased $32 billion, or 46%, due to higher fair values resulting primarily from lower interest rate yields on receive fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated assets.

Other assets were down $5 billion, or 11%, mainly attributable to decreased broker-dealer receivables, reduced customers’ liability under acceptances and the goodwill impairment charge recorded in the prior quarter. This decrease was partially offset by the goodwill from our prior year acquisition of RBTT.

Total liabilities were up $16 billion, or 3%.

Deposits decreased $4 billion, or 1%, mainly reflecting reduced funding requirements and increased funding from our securitization activities, partially offset by growth in personal and business deposits reflecting strong demand for our Canadian Banking product offerings, and the impact of the weaker Canadian dollar relative to the U.S. dollar.

Derivative liabilities increased $25 billion, or 38%, due to higher fair values resulting primarily from reduced interest rates on pay fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated liabilities.

Other liabilities decreased $3 billion, or 2%, mainly as a result of reduced acceptances and the lower fair value on certain securities borrowed partially offset by increased repurchase agreements.

Shareholders’ equity increased $7 billion, or 24%, reflecting the issuances of common shares and preferred shares. Lower accumulated unrealized foreign currency losses on translation adjustments and higher earnings also contributed to the increase. These factors were partially offset by increased net unrealized losses on our AFS portfolio, and higher common and preferred dividends.

Q3 2009 vs. Q2 2009

Total assets were down $20 billion, or 3%, from the prior quarter.

Interest-bearing deposits with banks decreased $3 billion or 23%, largely reflecting a shift in our portfolio mix to higher yielding assets.

Securities were up $7 billion, or 4%, reflecting increased government-guaranteed positions and higher fair values and holdings of corporate debt and certain equity instruments. These factors were partially offset by the impact of the stronger

Canadian dollar on the translation of mainly U.S. dollar-denominated securities and the sale of U.S. Agency MBS.

Reverse repos and securities borrowed increased $1 billion, or 3%, reflecting increased counterparty activity and securities borrowing activity due to improved market conditions, partially offset by the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated balances.

Loans decreased $2 billion as a result of decreased wholesale loans, reflecting the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated loans and corporate loans. Retail loans were up mainly attributable to strong volume growth in Canadian residential mortgages and home equity loans, partially offset by the securitization of Canadian residential mortgages.

Derivative assets were down $22 billion or 18%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar on U.S. dollar-denominated derivatives and higher interest rate yields on receive fixed rate positions.

Total liabilities were down $22 billion, or 3%.

Deposits decreased $7 billion, or 2%, mainly reflecting the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated deposits, and reduced business and government deposits reflecting a change in funding sources, partially offset by increased personal deposits as a result of the strong demand for our Canadian Banking product offerings and increased term funding from banks.

Derivative liabilities decreased $18 billion, due to lower fair values resulting primarily from the impact of the stronger Canadian dollar on U.S. dollar-denominated derivatives, increased interest rates on pay fixed rate positions and a continuing strategic reduction in our derivative positions.

Other liabilities increased $5 billion mainly due to higher securities borrowing due to improved market conditions, partially offset by the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated balances.

Subordinated debentures decreased $1 billion as a result of redemptions.

Shareholders’ equity increased $1 billion, or 3%, mainly reflecting higher earnings and lower net unrealized losses on AFS securities, partially offset by higher accumulated unrealized foreign currency losses on translation adjustments and higher preferred dividends.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 76 to 80 of our 2008 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. In addition to our regular participation in the traditional Canada Mortgage Bond program, during the first two quarters of the year we securitized a large number of mortgages through the Government of Canada auction program known as the Insured Mortgage Purchase Program (IMPP) as it provided a cost-effective alternative to unsecured debt. It also allowed us to further improve our liquidity position over that timeframe. In the most recent quarter, our strong liquidity position, combined with the improvement in the relative cost of unsecured term funding, reduced our need for securitization compared to the previous two quarters. The IMPP auctions are scheduled to end by September 30, 2009.

The following discussion highlights the notional value of securitization activities that impacted our results of operations for the quarter and nine months ended July 31, 2009. For further details, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.

Q3 2009 (Three months ended)

During the third quarter of 2009, we securitized $4.6 billion of residential mortgages, of which $2.3 billion were sold and the remaining $2.3 billion were retained.

Q3 2009 (Nine months ended)

For the nine months ended July 31, 2009, we securitized $22.8 billion of residential mortgages, of which $18.3 billion were sold and the remaining $4.5 billion were retained.

Royal Bank of Canada        Third Quarter 2009        21

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs), which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to pages 37 and 148 to 149 of our 2008 Annual Report for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at July 31, 2009 is provided in the following table.

	As at July 31, 2009
			Total assets by credit ratings (3)			Total assets by average maturities				Total assets by geographic location of borrowers
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Investment grade (4)	Non- Investment grade (4)	Not rated	Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	United States	Other International
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (5)	$29,264	$29,694	$29,084	$180	$–	$15,018	$12,355	$1,891	$–	$7,471	$21,793	$–
Structured finance VIEs	8,649	2,594	4,950	–	3,699	–	–	8,649	–	–	8,649	–
Credit investment product VIEs	1,055	670	570	334	151	–	–	1,055	–	–	1,055	–
Third-party conduits	575	250	575	–	–	575	–	–	–	575	–	–
Investment funds	131	49	–	–	131	–	–	–	131	38	2	91
Other	320	103	–	–	320	–	–	29	291	31	256	33
	$39,994	$33,360	$35,179	$514	$4,301	$15,593	$12,355	$11,624	$422	$8,115	$31,755	$124
Consolidated VIEs:
Structured finance VIEs	$2,581		$2,490	$–	$91	$–	$–	$2,581	$–	$–	$2,581	$–
Investment funds	769		–	–	769	–	–	–	769	332	180	257
Credit investment product VIEs	180		–	180	–	–	–	180	–	–	180	–
Compensation vehicles	61		–	–	61	–	–	–	61	61	–	–
Other	40		–	–	40	–	–	32	8	–	35	5
	$3,631		$2,490	$180	$961	$–	$–	$2,793	$838	$393	$2,976	$262

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2008 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	The risk rating distribution of assets within the VIEs is indicative of the credit quality of the collateral underlying those assets. Certain assets, such as derivatives, mutual fund or hedge fund units and personal loans, or underlying collateral are not rated in the categories disclosed in the table.
(4)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(5)	Represents multi-seller conduits administered by us.

Over 84% of assets in unconsolidated VIEs and over 68% of assets in consolidated VIEs in which we have significant variable interests were internally rated A or above. Both are primarily originated in the U.S. with varying maturities. For multi-seller conduits and unconsolidated structured finance VIEs, over 95% and 57%, respectively, of assets were internally rated A or above.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. We provide backstop liquidity facilities and partial credit enhancements to these multi-seller conduits. Refer to the table below for details of our total commitments.

Liquidity and credit enhancement facilities

	As at July 31, 2009				As at April 30, 2009				As at July 31, 2008
(C$ millions)	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss
Backstop liquidity facilities	$29,813	$25,031	$1,686	$26,717	$37,045	$31,412	$1,797	$33,209	$40,477	$34,654	$1,620	$36,274
Credit enhancement facilities	2,977	2,977	–	2,977	3,711	3,711	–	3,711	4,168	4,168	–	4,168
Total	$32,790	$28,008	$1,686	$29,694	$40,756	$35,123	$1,797	$36,920	$44,645	$38,822	$1,620	$40,442

(1)	Based on total committed financing limit.
(2)	Net of allowance for loan losses and write offs.

Maximum exposure to loss by client asset type

	As at
	July 31, 2009			April 30, 2009			July 31, 2008
($ millions)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets
Credit cards	$9,313	$1,494	$11,529	$10,241	$1,494	$13,711	$12,747	$984	$14,037
Auto loans and leases	2,998	3,263	6,493	2,679	4,042	7,238	4,772	5,488	10,375
Trade receivables	1,974	1,309	3,436	1,974	1,585	3,940	2,280	–	2,335
Student loans	2,792	–	3,009	3,445	–	4,110	3,684	–	3,772
Asset-backed securities	2,138	–	2,304	2,174	–	2,594	2,331	–	2,387
Equipment receivables	610	1,061	1,718	715	1,250	2,103	388	1,709	2,106
Consumer loans	–	–	–	1,122	–	1,339	1,121	–	1,148
Other	661	493	1,205	1,008	683	1,885	1,203	3,050	4,282
Total	$20,486	$7,620	$29,694	$23,358	$9,054	$36,920	$28,526	$11,231	$40,442
Canadian equivalent	$22,074	$7,620	$29,694	$27,866	$9,054	$36,920	$29,211	$11,231	$40,442

22        Royal Bank of Canada        Third Quarter 2009

Our maximum exposure to loss has decreased from the prior quarter and year as a result of our strategy to reduce concentrations based on risk, profitability and cross selling as we selectively target new business to rebalance the business. The maximum assets that may have to be purchased by the multi-seller conduits under purchase commitments as at July 31, 2009 was $29.3 billion ($36.4 billion as at April 30, 2009 and $39.7 billion as at July 31, 2008). Of the total purchase commitments, the multi-seller conduits have purchased financial assets totaling $22.2 billion ($28.7 billion as at April 30, 2009 and $29.2 billion as at July 31, 2008). The change in maximum assets that may have to be purchased by the multi-seller conduits are as follows: U.S. dollar assets decreased by US$2.8 billion from the prior quarter and US$7.8 billion from the prior year, mainly in the Consumer loans, Credit cards, and Student loans asset classes. The year over year decrease was also impacted by a decrease in the Auto loans and leases asset class. Canadian dollar assets decreased by $1.4 billion from the prior quarter and $3.5 billion from the prior year, mainly in the Auto loans and leases, Other, and Equipment receivables asset classes. The year over year decrease was partially offset by an increase in the Trade receivables asset class.

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated asset backed commercial paper (ABCP) on an unleveraged basis. Less than 1% (less than 1% as at April 30, 2009 and July 31, 2008) of outstanding securitized assets are comprised of U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

As of May 31, 2009, the weighted average first loss credit protection was 40.2% (40.4% as at February 28, 2009) of total assets, providing a coverage multiple of 8.1 times (8.0 times as at February 28, 2009) the weighted average annual expected loss rate on the client asset portfolio of 5% (5.1% as at February 28, 2009). The multi-seller conduits fee structure also reduces our risk exposure on the portfolio. For 93% of the securitized assets as at July 31, 2009 (94% as at April 30, 2009 and 95% as at July 31, 2008), funding is provided on a cost-of-funds-plus basis.

The U.S. multi-seller conduits include $2.4 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits. In 2008 and in the quarter ended July 31, 2009, certain U.S. multi seller conduits drew down on backstop liquidity facilities provided by us to fund a portion of the asset-backed securities. These loans, net of write offs and allowances, amounted to $1.7 billion as at July 31, 2009 ($1.8 billion as at April 30, 2009 and $1.6 billion as at

July 31, 2008). Of the $1.7 billion, $65 million ($88 million as of April 30, 2009 and $174 million as of July 31, 2008) and a related $3 million of allowance for loan losses ($14 million as of April 30, 2009 and $36 million as of July 31, 2008), pertain to a single asset-backed collateralized debt obligation which is classified as impaired. In the third quarter of 2009, we wrote off $13 million ($113 million for the quarter ended April 30, 2009 and $nil for the quarter ended July 31, 2008) of these loans against the allowance for loan losses.

Of the total ABCP issued by the conduits of $22.2 billion as at July 31, 2009 ($28.7 billion as at April 30, 2009 and $29.2 billion as at July 31, 2008), 71% (72% as at April 30, 2009 and 76% as at July 31, 2008) is rated within the top ratings category of those rating agencies that rate the ABCP; the remaining amount is rated in the second highest ratings category of these agencies. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at July 31, 2009, the fair value of our inventory was $203 million ($204 million as at April 30, 2009 and $39 million as at July 31, 2008). These are classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

In the normal course of business, we provide guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements to third parties. As at July 31, 2009, our maximum exposure to loss from undrawn backstop liquidity facilities related to ABCP programs, including third-party conduits, was $25.6 billion ($32.2 billion as at April 30, 2009, and $35.5 billion as at July 31, 2008), of which 98% of the undrawn backstop liquidity facilities are provided to RBC-administered conduits (97% as at April 30, 2009 and 98% as at July 31, 2008). For further details on Guarantees, refer to Note 15 of our unaudited Interim Consolidated Financial Statements.

Structured investment vehicles

The fair value of normal course interest rate derivatives we held with structured investment vehicles (SIVs) as at July 31, 2009 was nominal ($17 million as at April 30, 2009 and $61 million as at July 31, 2008). We do not hold any commercial paper issued by SIVs. We do not manage any SIVs.

Risk, capital and liquidity management

Our business activities expose us to a wide variety of risks, in virtually all aspects of our operations. Our goal is to proactively manage these risks and protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.

For further details, refer to pages 83 to 118 of our 2008 Annual Report as our risk governance structure and approach to the management of risk has not changed significantly from that described in our 2008 Annual Report.

Risk environment

The pace of economic decline has slowed reflecting some signs of stabilization in economic conditions during the current quarter. Impaired loans and PCL have decreased from the prior quarter, reflecting the declining pace of credit deterioration, largely in U.S. banking, as well as the impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated balances. The deterioration is consistent with the current global economic cycle across most of our businesses. The extent of this credit deterioration over the remainder of 2009 will continue to be driven by economic conditions and will continue to impact our consolidated results.

During the quarter, we continued to take steps to mitigate the impact of the current environment on our risk profile and to maintain a strong liquidity position by increasing core deposits, shrinking trading collateral requirements, securitizing residential mortgages and issuing term debt through private placements.

Royal Bank of Canada        Third Quarter 2009        23

Credit risk

Credit risk exposure by portfolio and sector

	As at
	July 31 2009						April 30 2009	July 31 2008
	Lending-related and other			Trading-related
	Loans and acceptances				Over-the- counter derivatives (3)
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)		Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages (5)	$119,214	$11	$–	$–	$–	$119,225	$115,878	$122,199
Personal	68,204	44,608	51	–	–	112,863	109,427	100,185
Credit cards	8,775	19,737	–	–	–	28,512	29,523	26,969
Small business	2,806	2,348	49	–	–	5,203	5,138	5,586
Retail	$198,999	$66,704	$100	$–	$–	$265,803	$259,966	$254,939
Business
Agriculture	$5,126	$410	$28	$–	$8	$5,572	$5,716	$5,755
Automotive	3,762	1,578	146	9	383	5,878	6,584	6,001
Consumer goods	6,282	2,194	429	–	272	9,177	9,753	9,132
Energy	7,062	8,502	2,538	35	1,976	20,113	21,623	20,511
Non-bank financial services	3,734	6,667	6,807	50,695	8,628	76,531	74,632	90,420
Forest products	885	469	88	–	21	1,463	1,676	1,827
Industrial products	4,340	2,150	315	–	236	7,041	7,894	7,363
Mining and metals	1,748	1,198	540	4	513	4,003	5,817	4,602
Real estate & related	21,602	2,806	1,317	–	335	26,060	27,855	26,817
Technology & media	2,538	2,783	286	–	781	6,388	7,125	6,644
Transportation & environment	4,484	1,742	426	–	433	7,085	7,380	5,799
Other	22,116	4,982	7,196	10,894	6,871	52,059	52,713	51,188
Sovereign	2,591	2,343	19,512	1,489	9,548	35,483	27,519	30,422
Bank	2,701	619	36,998	59,251	30,394	129,963	136,539	153,622
Wholesale	$88,971	$38,443	$76,626	$122,377	$60,399	$386,816	$392,826	$420,103
Total exposure	$287,970	$105,147	$76,726	$122,377	$60,399	$652,619	$652,792	$675,042

(1)	Includes contingent liabilities such as letters of credit and guarantees, and AFS debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.

Q3 2009 vs. Q3 2008

Total gross credit risk exposure decreased $22.4 billion, or 3%, from a year ago, to $653 billion, primarily due to a reduction in repo-style transactions, partially offset by an increase in loans and acceptances outstanding.

Retail exposure increased $10.9 billion, or 4%, mainly driven by volume growth in Canadian home equity products, partially offset by increased securitization of Canadian residential mortgages. Increases in personal exposure of $12.7 billion, or 13%, largely in loans outstanding, and credit cards exposure of $1.5 billion, or 6%, mainly in undrawn exposure, were partially offset by a decrease in residential mortgages outstanding of $3.0 billion, or 2%. Within the retail portfolio, the use of guarantees and collateral represents an integral part of our credit risk mitigation. Insured mortgages account for approximately $29.4 billion, or 25%, of our residential mortgage portfolio as at July 31, 2009. Of the $68.2 billion in personal loans outstanding, approximately $36.1 billion, or 53%, represents secured personal lending.

Wholesale exposure decreased $33.3 billion, or 8%, largely attributable to reductions in Bank and Business. Decreases occurred in most exposure types, with the largest decrease in repo-style transactions of $28.4 billion, or 19%, reflecting reduced counterparty activity as a result of financial market volatility since the third quarter of 2008, although the market environment improved throughout the third quarter of 2009. Bank exposure decreased $23.7 billion, or 15%, primarily due to the reduction in repo-style transactions. Business exposure decreased $14.7 billion, or 6%, with decreases in most sector groups, with the largest decrease in Non-bank financial services largely related to repo-style transactions, except notably Transportation and environment with an increase in mainly loans and acceptances outstanding in the Air Transport sector. Wholesale loan utilization remained stable over the period at 40%.

Our credit portfolio remained well diversified across all geographic regions. The majority of our exposure was in Canada, followed by Other International and the U.S.

Q3 2009 vs. Q2 2009

Gross credit risk exposure was essentially flat at $653 billion, compared to the prior quarter, primarily reflecting an increase in repo-style transactions exposure largely offset by decreases in over-the-counter derivatives exposure and loans and acceptances outstanding with the impact of the stronger Canadian dollar relative to the U.S. dollar a contributing factor.

Retail exposure increased $5.8 billion, or 2%, mainly reflecting volume growth in the Canadian home equity loans partially offset by the impact of the stronger Canadian dollar relative to the U.S. dollar. Residential mortgages and personal exposures collectively increased $6.8 billion, or 3%, mainly in loans and acceptances outstanding, while credit cards exposure decreased $1 billion, or 3%, primarily in undrawn exposure.

Wholesale exposure decreased $6 billion, or 2%, primarily attributable to reductions in Business and Bank partially offset by an increase in Sovereign. The largest decreases were in loans and acceptances outstanding and over-the-counter derivatives exposure of $9.5 billion, or 10%, and $8.6 billion, or 12%, respectively, with the impact of the stronger Canadian dollar a contributing factor. These factors were partially offset by an

24        Royal Bank of Canada        Third Quarter 2009

increase in repo-style transactions of $12.1 billion, or 11%, reflecting increased counterparty activity due to the stabilizing market conditions. Business exposure decreased $7.4 billion, or 3%, with broad-based decreases in all sector groups, except Non-bank financial services as the increase in repo-style transactions more than offset the decreases in all other exposure types. The largest decreases were in Real estate and related, mainly in loans and acceptances outstanding due to the foreign exchange impact, Mining and metals, and Energy, with the decreases primarily in loans and acceptances outstanding across most sub sectors. Bank exposure decreased $6.6 billion, or 5%, primarily due to decreases in over-the-counter derivatives and other exposures. Sovereign exposure increased $8 billion, or 29%, largely attributable to an increase in other exposure.

Trading credit derivatives (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Notional amount
Protection purchased	$77,033	$95,963	$152,976
Protection sold	65,270	85,488	144,129
Fair value (2)
Positive	6,750	11,181	9,863
Negative	5,355	9,419	9,253
Replacement cost (3)	3,317	4,781	3,639

(1)	Comprises credit default swaps, total return swaps and credit default baskets. As at July 31, 2009, over 93% (April 30, 2009 – 93%; July 31, 2008 – 98%) of our net exposures are with investment-grade counterparties.
(2)	Gross fair value before netting.
(3)	Replacement cost includes the impact of netting but excludes collateral.

Q3 2009 vs. Q3 2008

The total Notional value of trading credit derivatives was down $154.8 billion, or 52%, from a year ago, largely reflecting a strategic reduction in positions that supported structured transactions. Total gross Positive fair value, gross Negative fair value and Replacement cost, decreased $3.1 billion, $3.9 billion, and $.3 billion, respectively, from last year. The decreases are largely related to the strategic reduction in positions, which were partially offset by the widening of credit spreads and the weaker Canadian dollar on the translation of mainly U.S. dollar balances.

Q3 2009 vs. Q2 2009

The total Notional value of trading credit derivatives was down $39.1 billion, or 22%, from the prior quarter. Total gross Positive fair value, gross Negative fair value and Replacement cost decreased $4.4 billion, $4.1 billion and $1.5 billion, respectively. The decreases are largely related to the tightening of credit spreads and a strategic reduction in positions that supported structured transactions.

Other than trading credit derivatives positions (notional amount and fair value) (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Notional amount
Business
Automotive	$339	$369	$415
Energy	421	359	308
Non-bank financial services	194	274	384
Mining & metals	264	435	527
Real estate & related	167	130	153
Technology & media	–	–	18
Transportation and environment	197	218	238
Other (2)	32	75	471
Sovereign	259	289	250
Bank	339	256	266
Net protection purchased	$2,212	$2,405	$3,030
Offsetting protection sold related to the same reference entity	21	23	20
Gross protection purchased	$2,233	$2,428	$3,050
Net protection sold (3)	$58	$64	$132
Offsetting protection purchased related to the same reference entity	21	23	20
Gross protection sold	$79	$87	$152
Gross protection purchased and sold (notional amount)	$2,312	$2,515	$3,202
Fair value (4)
Positive	$161	$316	$159
Negative	18	14	27

(1)	Comprises credit default swaps.
(2)	As at July 31, 2009, Other related to consumer goods $nil (April 30, 2009 – $39 million; July 31, 2008 – $33 million), health $32 million (April 30, 2009 – $36 million; July 31, 2008 – $10 million) and other $nil (April 30, 2009 – $nil; July 31, 2008 – $428 million).
(3)	Net protection sold as at July 31, 2009 related to consumer goods $nil (April 30, 2009 – $nil; July 31, 2008 – $76 million) and other $58 million (April 30, 2009 – $64 million; July 31, 2008 – $56 million).
(4)	Gross fair value before netting.

Q3 2009 vs. Q3 2008

The gross Notional value of other than trading credit derivatives was down $.9 billion, or 28%, from a year ago, primarily reflecting a strategic reduction in positions and the maturing of contracts. Total protection purchased was down $.8 billion, or 27%, mainly related to Other, Mining & metals, Non-bank financial services, Automotive, Transportation and environment, and Technology & media. This reduction was partially offset by an increase in exposure to Energy and Bank. Total protection sold was down $73 million, or 48%, mainly related to maturing of contracts.

Total gross Negative fair value was down $9 million, largely related to the maturing of contracts.

Q3 2009 vs. Q2 2009

The gross Notional value of other than trading credit derivatives was down $.2 billion, or 8%, from the prior quarter, mainly due to the stronger Canadian dollar on the translation of mainly U.S. dollar balances. Total protection purchased was down $.2 billion, or 8%, mainly related to Mining & metals, Non-bank financial services, Other, Sovereign and Automotive. This reduction was partially offset by an increase in exposure to Bank, Energy and Real estate & related. Total protection sold was down $8 million, or 9%.

Total gross Positive fair value decreased $155 million, or 49%, mainly related to the tightening of credit spreads.

Royal Bank of Canada        Third Quarter 2009        25

Credit quality performance

Provision for credit losses

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Canada (1)
Residential mortgages	$5	$6	$–	$17	$4
Personal	125	116	78	342	265
Credit cards	107	97	66	285	195
Small business	14	13	11	42	32
Retail	251	232	155	686	496
Wholesale	193	(8)	20	359	88
Specific PCL	444	224	175	1,045	584
United States (1)
Retail	56	98	18	203	48
Wholesale	189	409	127	760	311
Specific PCL	245	507	145	963	359
Other International (1)
Retail	6	10	4	22	11
Wholesale	14	10	1	28	2
Specific PCL	20	20	5	50	13
Total specific PCL	709	751	325	2,058	956
General provision (2)	61	223	9	433	20
Total PCL (1)	$770	$974	$334	$2,491	$976
Canadian Banking (3)	$340	$351	$204	$961	$642
International Banking (3)	230	289	137	719	299
Capital Markets (3)	177	145	20	482	106
Corporate Support (2), (3)	23	189	(28)	329	(72)

(1)	Geographic information is based on residence of borrower.
(2)	PCL in Corporate Support is comprised of the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2008 Annual Report.
(3)	Segments with significant total PCL have been presented in the table above. Effective the fourth quarter of 2008, changes in Allowance for credit losses – general allowance were included in Corporate Support results prospectively. For the nine months ended July 31, 2008, the general provision was largely comprised of International Banking ($20 million).

Q3 2009 vs. Q3 2008

Total PCL of $770 million increased $436 million from a year ago, largely driven by increased specific PCL of $384 million and an addition of $61 million to the general provision during the current quarter.

Specific PCL in Canadian Banking was up $136 million, or 67%, mainly reflecting increased loss rates across all products, in particular, credit cards and unsecured personal loans resulting from deteriorating economic conditions and higher bankruptcies. Higher impaired loans in our business lending portfolio also contributed to the increase. Our residential mortgage portfolio, which continued to perform well, has historically represented a nominal amount of specific PCL as a percentage of net loans and acceptances outstanding and despite an increase in impaired loans we believe losses will remain low but impacted to a certain degree by the credit cycle and economic environment.

Specific PCL in International Banking increased $102 million, or 80%, predominately in U.S. banking, largely reflecting higher impaired loans in our commercial, lot loan, home equity and residential mortgage loan portfolios as a result of continued credit deterioration. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Specific PCL in Capital Markets increased $157 million, primarily related to a single loan and a few impaired loans largely in our Canadian corporate lending portfolio related to specific clients specializing in financing products, technology & media and industrial products sectors.

The general provision increased by $52 million from the prior year, relating to U.S. banking, largely driven by continued deterioration in our commercial portfolio and higher loss rates in our retail portfolio.

Q3 2009 vs. Q3 2008 (Nine months ended)

Total PCL of $2.5 billion increased $1.5 billion from a year ago, mainly driven by increased specific PCL of $1.1 billion and a higher general provision.

Specific PCL in Canadian Banking increased $319 million, as a result of higher loss rates across most products, largely in credit cards, business lending and unsecured personal portfolios.

Specific PCL in International Banking increased $440 million mainly attributable to U.S. banking as a result of increased impaired loans in our commercial, residential builder finance, lot loan, home equity and residential mortgage portfolios. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Specific PCL in Capital Markets increased $376 million, due to a limited number of impaired loans and a single loan in our corporate lending portfolio related to specific clients specializing in non-bank financial services, financing products and technology & media sectors.

The general provision was up $413 million from the prior year, reflecting higher provisions predominately relating to U.S. banking driven by deterioration in our commercial portfolio and higher loss rates in our retail portfolio. Our Canadian portfolio has also contributed to the increase as a result of higher loss rates in our unsecured retail portfolio and deterioration in our corporate portfolio.

Q3 2009 vs. Q2 2009

Total PCL decreased $204 million, or 21%, compared to the prior quarter primarily due to a lower general and specific PCL of $162 million and $42 million, respectively, largely due to U.S. banking.

Specific PCL in Canadian Banking decreased $11 million mainly as a result of lower business lending provisions, partially offset by higher loss rates in unsecured retail portfolios, including Credit cards.

Specific PCL in International Banking decreased $59 million, mainly attributable to U.S. banking, particularly in our residential builder finance portfolios as a result of the declining pace of credit deterioration and the impact of the stronger Canadian dollar relative to the U.S. dollar. The declining pace of credit deterioration in our residential builder finance portfolio reflected increased repayments and lower new impaired loans resulting from the general reduction in this portfolio. Residential mortgages and lot loans specific provisions were down largely due to lower new impaired loans and the impact of the stronger Canadian dollar relative to the U.S. dollar. These factors were partially offset by higher provisions in our commercial portfolio partly offset by the impact of the stronger Canadian dollar relative to the U.S. dollar. Although the pace of economic decline in the U.S. slowed, U.S. banking portfolios, particularly U.S. Consumer Credit and

26        Royal Bank of Canada        Third Quarter 2009

Commercial, will continue to be under pressure until the economy shows sustained improvement.

Specific PCL in Capital Markets increased $32 million or 22%, largely attributable to a single loan and a few impaired loans in our Canadian corporate loan portfolio, partially offset by lower provisions in our U.S. corporate loan portfolio.

The general provision decreased $162 million from the prior quarter largely reflecting decreased provisions relating to U.S. banking and our Canadian unsecured loan portfolios.

Gross impaired loans

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Canada (1)
Retail	$643	$589	$378
Wholesale	716	758	366
United States (1)
Retail	265	242	98
Wholesale	2,028	2,229	1,065
Other International (1)
Retail	202	216	132
Wholesale	304	183	117
Total GIL	$4,158	$4,217	$2,156
Canadian Banking (2)	$1,204	$1,173	$738
International Banking (2)	2,196	2,271	1,115
Capital Markets (2)	757	772	300

(1)	Geographic information is based on residence of borrower.
(2)	Segments with significant GIL have been presented in the table above.

Q3 2009 vs. Q3 2008

Total gross impaired loans (GIL) increased $2 billion from a year ago.

GIL in Canadian Banking increased $466 million or 63%, due to higher impaired loans in our business lending, residential and unsecured personal portfolios.

GIL in International Banking increased $1.1 billion, mainly attributable to U.S. banking, as a result of higher impaired loans in our commercial, residential builder finance, residential mortgage, lot loan and home equity portfolios. Higher impaired retail and wholesale loans in our Caribbean legacy and RBTT portfolios, also contributed to the increase. These factors were partially offset by repayments and write-offs in U.S. banking from our residential builder finance, retail and commercial portfolios.

GIL in Capital Markets increased $457 million, reflecting a few impaired loans in our corporate portfolio related to clients specializing in non-bank financial services, industrial products and banking services partially offset by write-offs related to certain RBC-administered conduits.

Q3 2009 vs. Q2 2009

Total GIL decreased $59 million, or 1%.

GIL in Canadian Banking increased $31 million or 3%, due to higher impaired residential mortgages partially offset by write-offs in our unsecured personal and business lending portfolios.

GIL in International Banking decreased $75 million or 3%, largely attributable to U.S. banking, specifically in our residential builder finance portfolio reflecting the slowing pace of credit deterioration, reflecting increased repayments, write-offs and lower new impaired loans. The impact of the stronger Canadian dollar on U.S. dollar-denominated GIL also contributed to the decrease. These factors were partially offset by increased impairment in our RBTT wholesale and reduced write-offs in our U.S. retail and commercial portfolios from the prior quarter.

GIL in Capital Markets decreased $15 million, mainly reflecting write-offs in financing products and technology & media sectors, the impact of the stronger Canadian dollar relative to the U.S. dollar and repayments. The decrease was partially offset by a few new impaired loans in the financing products, bank, technology & media and energy sectors.

Allowance for credit losses

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Specific ACL
Canada (1)	$379	$360	$229
United States (1)	504	488	279
Other International (1)	162	134	95
Total specific ACL	1,045	982	603
General allowance
Retail	986	983	627
Wholesale	881	911	710
Total general allowance (2)	1,867	1,894	1,337
Total ACL	$2,912	$2,876	$1,940
Canadian Banking (3)	$307	$299	$967
International Banking (3)	452	413	582
Capital Markets (3)	286	271	390
Corporate Support (3)	1,867	1,893	(1)

(1)	Geographic information is based on residence of borrower.
(2)	In the third quarter we reclassified a portion of our general allowance on our loan portfolios reported in the first and second quarters of 2009 in Canada, to the United States and Other International, to better reflect how the general allowance is managed.
(3)	Segments with significant Total ACL have been presented in the table above. Effective the fourth quarter of 2008, ACL – general allowance was included in Corporate Support results prospectively. As at July 31, 2008, the general allowance was largely comprised of Canadian Banking ($750 million), International Banking ($302 million) and Capital Markets ($285 million).

Q3 2009 vs. Q3 2008

Total allowance for credit losses (ACL) increased $972 million, or 50%, from a year ago, reflecting a $530 million increase in the general allowance, mainly due to our U.S. banking and, to a lesser extent, our Canadian retail and corporate loan portfolios and a $442 million increase in the specific allowance.

Q3 2009 vs. Q2 2009

Total ACL was up $36 million from the prior quarter, mainly reflecting a $63 million increase in the specific allowance, partially offset by the impact of the stronger Canadian dollar on the translation of U.S. dollar-denominated ACL. The general allowance decreased $27 million largely due to the impact of the stronger Canadian dollar relative to the U.S. dollar and the reclassification of a certain portion of the wholesale general allowance which is offset in the specific allowance, related to loans acquired in connection with our acquisition of RBTT. These factors were partially offset by an increase in the general provision as previously discussed.

Royal Bank of Canada        Third Quarter 2009        27

U.S. banking loans

	As at
	July 31	April 30	July 31
(C$ millions)	2009	2009	2008
Retail
Residential mortgages	$2,935	$3,312	$2,431
Home equity	4,151	4,575	3,434
Lot loans	859	1,007	1,037
Credit cards	198	204	154
Other	234	297	287
	$8,377	$9,395	$7,343
Wholesale
Commercial loans	$12,775	$14,462	$12,354
Residential builder finance loans	1,485	1,852	1,965
RBC Real Estate Finance Inc. (REFI)	616	827	1,193
Other	247	274	254
	$15,123	$17,415	$15,766
Total U.S. banking loans	$23,500	$26,810	$23,109

Total U.S. banking loans were down $3.3 billion from the prior quarter, largely reflecting the impact of the stronger Canadian dollar on U.S. dollar loans, and lower residential builder finance and commercial loans. Our U.S. residential builder finance portfolio consists of $1.5 billion in our ongoing builder finance business and $.6 billion in RBC Real Estate Finance Inc. (REFI), a wholly-owned subsidiary set up to manage the wind down of builder finance loans from the out-of-footprint states, primarily in California, Washington, Arizona, Utah, Illinois and Colorado, as well as certain other impaired residential builder finance loans from the in-footprint portfolio.

Market risk

Market volatility in the third quarter of 2009 decreased from the high levels observed in prior quarters. The higher volatility levels from prior periods have been fully incorporated into the historical data set used for the global value-at-risk (VaR) scenario model and continue to result in increased year over year VaR levels. In the third quarter, average VaR decreased relative to the second quarter primarily due to a stronger Canadian dollar and improved stability in our VaR levels in our foreign currency-denominated trading businesses. These factors resulted in a lower Canadian dollar equivalent VaR for our foreign-denominated trading businesses.

The following table shows our global VaR for total trading activities under our models-based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Trading revenue and global VaR

	July 31, 2009				April 30, 2009		July 31, 2008
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at July 31	Average	High	Low	As at April 30	Average	As at July 31	Average
Equity	$13	$10	$14	$7	$10	$10	$10	$11
Foreign exchange	3	3	7	2	4	3	1	3
Commodities	2	1	2	1	3	1	2	3
Interest rate	49	49	56	42	51	56	23	26
Credit specific	9	9	11	7	11	9	7	7
Diversification	(21)	(20)	(27)	(11)	(21)	(19)	(19)	(23)
Global VaR	$55	$52	$62	$44	$58	$60	$24	$27

	July 31, 2009				July 31, 2008
		For the nine months ended				For the nine months ended
(C$ millions)	As at July 31	Average	High	Low	As at July 31	Average
Equity	$13	$11	$21	$6	$10	$13
Foreign exchange	3	4	13	2	1	3
Commodities	2	1	4	–	2	2
Interest rate	49	49	69	20	23	24
Credit specific	9	10	14	7	7	6
Diversification	(21)	(22)	(27)	(14)	(19)	(21)
Global VaR	$55	$53	$70	$26	$24	$27

Q3 2009 vs. Q3 2008

Average global VaR of $52 million for the quarter was up $25 million compared to a year ago, largely due to increased volatility in interest rate and credit markets. A decrease in diversification from 46% to 28% also contributed to the increase in global VaR levels.

Q3 2009 vs. Q3 2008 (Nine months ended)

Average global VaR of $53 million for the quarter was up $26 million compared to a year ago. The increase largely reflected increased market volatility in interest rate and credit markets. A decrease in diversification from 44% to 29% also contributed to the increase in global VaR levels.

Q3 2009 vs. Q2 2009

Average global VaR of $52 million for the quarter was down $8 million compared to the previous quarter. The decrease was primarily due to the impact of the stronger Canadian dollar on the translation of foreign currency denominated financial instruments.

The global VaR of $55 million at the end of the quarter was down $3 million from the end of last quarter, largely due to a decrease in Interest rate risk and Credit specific risk.

28        Royal Bank of Canada        Third Quarter 2009

Trading revenue and global VaR

(C$ millions)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

During the quarter, there were three days with net trading losses. None of these days exceeded global VaR for that respective day.

Market risk measures – Non-trading banking activities

The below table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based on assumptions made by senior management and validated by empirical research. All interest rate risk measures are based on interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the third quarter of 2009, our interest rate risk exposure was well within our target level.

	July 31 2009						April 30 2009		July 31 2008
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(374)	$(31)	$(405)	$292	$33	$325	$(440)	$228	$(480)	$35
100bp decrease in rates	310	41	351	(103)	(27)	(130)	353	(48)	397	(57)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Capital management

Regulatory capital, risk-adjusted assets and capital ratios (1)

	Basel II
	As at
(C$ millions, except percentage amounts)	July 31 2009	April 30 2009	July 31 2008

Capital
Tier 1 capital	$31,324	$30,274	$24,008
Total capital	34,866	35,290	29,579
Risk-adjusted assets
Credit risk	$189,938	$211,585	$205,888
Market risk	17,637	20,100	17,594
Operational risk	35,434	33,962	30,707
Total risk-adjusted assets	$243,009	$265,647	$254,189
Capital ratios
Tier 1 capital	12.9%	11.4%	9.4%
Total capital	14.4%	13.3%	11.6%
Assets-to-capital multiple	16.3X	16.3X	19.5X

(1)	Capital ratios for July 31, 2008 have been updated to reflect a re-statement of retained earnings. For more information, refer to the Accounting matters and controls section.

Our capital position strengthened in the first nine months of 2009 as we issued additional regulatory capital for general business purposes and through internal capital generation from earnings. As a result, our capital ratios remain well above regulatory targets.

Q3 2009 vs. Q3 2008

As at July 31, 2009, the Tier 1 capital ratio was 12.9% and the Total capital ratio was 14.4%.

The Tier 1 capital ratio increased by 350 bps, largely due to the issuance of $4.6 billion of capital in the first two quarters of 2009, lower Risk-adjusted assets (RAA), lower unrealized foreign currency translation losses and internal capital generation from earnings over the period.

The Total capital ratio was up 280 bps, primarily due to the same factors noted above, partially offset by the redemption and maturity of certain subordinated debentures.

RAA were down $11.2 billion, or 4%, primarily as a result of a reduction in wholesale credit exposures and refinements in our asset risk classifications, partially offset by corporate credit deterioration and higher RAA for operational risk.

As at July 31, 2009, our Assets-to-capital multiple of 16.3 times was 3.2 times lower than a year ago, largely due to the same capital-related factors noted above, partially offset by the redemption of certain subordinated debentures.

Q3 2009 vs. Q2 2009

The Tier 1 capital ratio was up 150 bps from the previous quarter, largely due to lower RAA and internal capital generation from earnings.

The Total capital ratio was up 110 bps, largely due to the same factors noted above, partially offset by the redemption of certain subordinated debentures this quarter.

RAA were down $22.6 billion, or 9%, mainly due to a stronger Canadian dollar on the translation of our foreign currency denominated assets, a reduction in wholesale credit exposures as well as refinements in our asset risk classifications.

Royal Bank of Canada        Third Quarter 2009        29

Our Assets-to-capital multiple was unchanged at 16.3 times, due to the impact of lower Gross-adjusted assets (GAA) and internal capital generation from earnings which were offset by the redemption of certain subordinated debentures.

Selected share data (1)

	As at July 31, 2009
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount
Common shares outstanding	1,412,235	$12,864
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	$300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(30)	(1)
Treasury shares – common	(2,113)	(97)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324

(1)	For further details about our capital management activity, refer to Note 11 to our unaudited Interim Consolidated Financial Statements.
(2)	The First Preferred Shares Series W has a conversion option which, as at July 31, 2009, was not yet convertible.
(3)	Dividend rate will reset every five years.

On June 1, 2009, we redeemed all of our outstanding $1 billion of subordinated debentures due June 1, 2014 at par value plus accrued interest which was financed out of general corporate funds.

As at July 31, 2009, the number of stock options outstanding and exercisable was 20,671,000 and 15,599,000 respectively. For the three months ended July 31, 2009, we declared dividends for common and preferred shares of $705 million and $73 million respectively.

As at August 21, 2009, the number of outstanding common shares and stock options was 1,412,297,000 and 20,605,000 respectively. As at August 21, 2009, the number of Treasury shares – preferred and Treasury shares – common were 41,000 and 2,115,000, respectively.

Capital ratios of our significant banking subsidiary

	As at
	July 31 2009	April 30 2009	July 31 2008
RBC Bank (USA) (1), (2)
Tier 1 capital ratio	9.9%	9.3%	9.5%
Total capital ratio	13.1%	12.6%	12.6%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As the fiscal year runs from January 1 to December 31, the ratios shown are as at June 30, 2009, March 31, 2009 and June 30, 2008, respectively.

Economic Capital (1)

	For the three months ended
(C$ millions, average balances)	July 31 2009	April 30 2009	July 31 2008
Credit risk	$10,150	$10,500	$8,350
Market risk (trading and non-trading)	2,250	2,550	1,850
Operational risk	3,800	3,450	3,050
Business and fixed asset risk	2,450	2,300	2,350
Insurance risk	150	150	150
Risk capital	$18,800	$18,950	$15,750
Goodwill and intangibles	10,450	12,100	8,400
Economic Capital	$29,250	$31,050	$24,150
Under/(over) attribution of capital (2)	950	(650)	1,100
Average common equity	$30,200	$30,400	$25,250

(1)	In addition to a performance management measure, Economic Capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of available capital, comprising common equity, and other instruments with equity-like permanence and loss absorption features, that exceeds Economic Capital with a comfortable cushion.
(2)	Under-attribution of capital in the third quarter of 2009 as compared to an over attribution of capital in the second quarter, primarily reflects a decrease in attributed Economic Capital. Under/(over) attribution of capital is reported in Corporate Support.

Q3 2009 vs. Q3 2008

Economic Capital increased $5.1 billion from a year ago, largely due to increases in Goodwill and intangibles, Credit risk, Operational risk and Market risk. Goodwill and intangibles increased mainly as a result of the impact of a weaker Canadian dollar on the translation of foreign currency denominated goodwill, and a reclassification of computer software to intangible assets due to an accounting change in the first quarter of 2009. The increase in Credit risk was primarily due to lower credit quality, business growth and the impact of a weaker Canadian dollar on the translation of foreign currency denominated assets. Operational risk increased largely as a result of higher revenue, while increases in Market risk reflected portfolio growth and market volatility.

Q3 2009 vs. Q2 2009

Economic Capital decreased $1.8 billion from the previous quarter, largely due to decreases in Goodwill and intangibles, Credit risk and Market risk, partially offset by an increase in Operational risk. Goodwill and intangibles decreased mainly due to a goodwill impairment charge in International Banking and the impact of a stronger Canadian dollar on the translation of foreign currency denominated goodwill. The decrease in Credit risk was largely attributable to the impact of a stronger Canadian dollar on the translation of foreign currency denominated assets. The decrease in Market risk was mainly due to reductions in both portfolio size and market volatility over the previous quarter. Operational risk increased mainly due to higher revenue.

30        Royal Bank of Canada        Third Quarter 2009

Liquidity and funding risk

During the quarter, we maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy. There have been no material changes to our liquidity and funding management framework from December 4, 2008 and levels of liquidity and funding risk remain well within our risk tolerance. The non-government guaranteed bank term funding market has improved materially over the past two quarters. Notwithstanding that the recovery in borrowing conditions could prove to be temporary, there are no other known trends, demands, commitments or events that are presently expected to materially change our risk profile.

Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they are typically less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand and fixed-term), together with wholesale funds maturing beyond one year, most recently represent 60% of total deposits, an increase of 1% since last reported in May 2009.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures such as deposit erosion, loan drawdowns and higher collateral demands. These liquidity exposures have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies, including their eligibility as collateral for central bank advances.

Credit ratings

The following table presents our major credit ratings as at August 26, 2009, which remain unchanged from May 28, 2009. Our ratings continue to be among the highest of financial institutions globally, and these strong credit ratings support our ability to competitively access unsecured funding markets.

As at August 26, 2009 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	stable
Fitch Ratings (Fitch)	F1+	AA	stable
Dominion Bond Rating Services (DBRS)	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our long-term future contractual funding commitments.

	July 31					April 30	July 31
	2009					2009	2008
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$10,279	$32,423	$10,969	$3,150	$56,821	$60,060	$59,301
Covered bonds	140	–	3,290	2,057	5,487	5,606	5,212
Subordinated debentures	62	–	–	6,486	6,548	7,750	7,995
	$10,481	$32,423	$14,259	$11,693	$68,856	$73,416	$72,508

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.

Royal Bank of Canada        Third Quarter 2009        31

Additional financial information

Market environment impacts

For additional information about Market environment impacts, refer to our 2008 Annual Report.

The market environment has continued to improve throughout the third quarter of 2009 resulting in lower market environment-related losses on impacted portfolios and higher gains on credit valuation adjustments as counterparty credit spreads tightened in the current quarter compared to prior periods. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT and on credit default swaps economically hedging the corporate loan portfolio as a result of the tightening of our and our counterparties credit spreads. These losses reduced third quarter revenue by $278 million, comprised of $68 million on impacted portfolios and $210 million related to credit spreads. Net income was reduced by $150 million.

We believe that credit spreads will further tighten as market participants anticipate improvement in current economic conditions, impacting the perceived credit risk assessed on certain financial instruments. Prospectively, (losses)/gains on fair value adjustments on certain RBC debt designated as HFT, credit default swaps and credit valuation adjustments will be recognized as our and our counterparties’ credit spreads tighten.

Summary of market environment impacts – gains (losses)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Gains (losses) on impacted portfolios
Held-for-trading (HFT) (1)	$–	$(95)	$(357)	$(919)	$(1,574)
Available-for-sale (AFS)	(68)	(129)	(141)	(449)	(208)
Revenue impacts	$(68)	$(224)	$(498)	$(1,368)	$(1,782)
Compensation adjustments	–	48	105	323	413
Income tax recoveries	25	56	130	314	483
Total after-tax and related compensation adjustments	$(43)	$(120)	$(263)	$(731)	$(886)
Gains (losses) related to credit spreads
Credit valuation adjustments on derivatives excluding monolines	$132	$128	$(14)	$(46)	$(22)
Fair value adjustments on RBC debt designated as HFT	(214)	(402)	14	(515)	202
Credit default swaps (CDS)	(128)	(58)	78	(162)	129
Revenue impacts	$(210)	$(332)	78	(723)	309
Compensation adjustments	42	64	(17)	179	(75)
Income tax recoveries	61	92	(27)	183	(88)
Total after-tax and related compensation adjustments	$(107)	$(176)	$34	$(361)	$146
Total market environment net income impact	$(150)	$(296)	$(229)	$(1,092)	$(740)

(1)	U.S. subprime – Collateralized debt obligations (CDOs) of ABS, RMBS, and other losses of $57 million incurred for the three months ended July 31, 2009 were not included in the table above. Losses of $358 million were incurred during the first quarter of 2009 and are included in the table above for the nine months ended July 31, 2009. U.S. commercial mortgage-backed securities (CMBS) and U.S. Municipal guaranteed investment contracts (GIC) and other U.S. MBS have not been included in the above table as of the first quarter of 2009. If the table included these portfolios, gains of $6 million and $18 million would have been reported for the combination of these portfolios for the three- and nine-months ended July 31, 2009, respectively. The (losses)/gains are not included in the table above as these (losses)/gains are no longer considered a result of the market environment, since our current exposure is not significant.

Held-for-trading losses

U.S. subprime – hedged with MBIA

	As at July 31, 2009							Losses			Losses
	Underlying exposure		Cumulative decline in fair value	Protection from cash collateral (1)	Amount attributable to MBIA CDS	Credit valuation and other adjustments to MBIA CDS	Fair value of MBIA CDS	For the three months ended			For the nine months ended
(C$ millions)	Principal/ notional	Fair value						July 31	April 30	July 31	July 31	July 31
								2009	2009	2008	2009	2008
Subprime residential mortgage-backed securities (RMBS)	$1,113	$250
Subprime collateralized debt obligations (CDOs) of ABS	1,021	4
Non-subprime (CDOs of corporate names)	2,832	2,023
Total	$4,966	$2,277	$2,689	$616	$2,073	$(1,237)	$836	$1	$89	$173	$530	$456

(1)	Notes payable has been written off to zero as an offset to the losses on the underlying assets.

32        Royal Bank of Canada        Third Quarter 2009

We recognized a loss of $1 million this quarter driven by an increase in our credit valuation adjustment of $109 million offset by gains on the translation of the underlying credit valuation adjustment balance. The increase in the valuation adjustment resulted from declines in the fair value of credit default swaps (CDS) with monoline insurer MBIA that represents the credit protection purchased to hedge our credit risk exposure to super-senior tranches of structured credit transactions, the fair value of the underlying assets and other parameter inputs. As noted in the table above, the credit protection with MBIA covers both subprime- and non-subprime related assets.

U.S. Insurance and Pension solutions

	As at July 31, 2009		(Gains) Losses			(Gains) Losses
	Notional (1)	Fair value (1)	For the three months ended			For the nine months ended
(C$ millions)			July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Bank-owned life insurance stable value contracts (BOLI)	$8,621	$6,619	$(1)	$6	$8	$31	$84

(1)	Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 15 to our unaudited Interim Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

We recognized a gain of $1 million during the quarter, reflecting the change in the value of the assets underlying the investment portfolios of the stable value contracts.

As at July 31, 2009, $6,386 million of notional value (fair value of $5,718 million) is invested in unleveraged strategies with underlying assets invested mainly in agency MBS and government securities. The remaining $2,235 million of notional value ($901 million of fair value) relates to a single contract that is invested in both leveraged and unleveraged strategies. Our estimated payment obligation (net of provision) if this contract were surrendered on July 31, 2009 would be approximately $250 million after taking into account contractual protections.

Available-for-sale impacts – Total RBC available-for-sale portfolio

	As at or for the three months ended								For the nine months ended
	July 31 2009				April 30 2009		July 31 2008		July 31 2009	July 31 2008
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net gains (losses) recognized in income	Net gains (losses) recognized in income
Government and agency	$21,582	$21,995	$413	$9	$406	$(17)	$264	$1	$(7)	$5
Mortgage-backed securities (MBS)	3,295	2,773	(522)	(52)	(923)	(74)	(481)	(109)	(281)	(183)
Asset-backed securities (ABS)	3,758	3,535	(223)	–	(358)	(28)	(86)	–	(43)	(1)
Corporate debt and other debt	16,358	16,252	(106)	(58)	(400)	(46)	(76)	4	(182)	(25)
Equities	3,200	3,009	(191)	(25)	(511)	(29)	(161)	(31)	(75)	(39)
Loan substitute securities	256	187	(69)	–	(104)	–	(6)	–	–	(1)
Total	$48,449	$47,751	$(698)	$(126)	$(1,890)	$(194)	$(546)	$(135)	$(588)	$(244)

(1)	Includes $166 million held-to-maturity (HTM) securities.

The total amortized cost of the AFS portfolio was $48.4 billion as at July 31, 2009, down $3.7 billion from the prior quarter, largely reflecting a stronger Canadian dollar relative to the U.S. dollar and the sale of certain U.S. Agency MBS and auction rate securities. The decrease was partially offset by the purchase of Canadian government and Organisation for Economic Co-operation and Development (OECD) government debt.

Net unrealized losses were $.7 billion at the end of the quarter, a reduction of $1.2 billion from the prior quarter. The decrease in unrealized losses mainly reflected an increase in the value of in Canadian bank shares we hold to economically hedge our stock option programs, and certain Non-agency U.S. MBS and corporate debt positions. The improvement in value of these securities largely reflected the tightening of market spreads. Management believes that the unrealized losses as at

July 31, 2009 are temporary in nature and intends to hold the securities until their value recovers or the security is redeemed or matures. Refer to Note 4 to our unaudited Interim Consolidated Financial Statements for details related to our assessment of securities for other-than temporary- impairment.

The net loss of $126 million recognized in the third quarter of 2009 ($68 million related to market environment impacts) included $106 million of losses due to impairment, primarily related to a number of Tender Option Bonds and Non-agency U.S. MBS, as well as $15 million of losses due to management not attesting to hold certain U.S. MBS to maturity and $5 million of net losses due to sales. These items mainly reflect management’s efforts to exit certain positions and manage exposures. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements.

Exposures to selected financial instruments

U.S. subprime and Alt-A exposures

Our net exposures to U.S. subprime and Alt-A comprise approximately .4% of our total assets as at July 31, 2009. Of our total holdings of RMBS, holdings with a fair value of $146 million, net of MBIA hedging of $250 million, may be exposed to U.S. subprime risk. Of this potential exposure, over 97% of our related holdings are rated A and above, and 41% of our related holdings were rated AAA, on a net basis as at July 31, 2009. None of these RMBS were issued within the past year.

Of our total holdings of RMBS, holdings with a fair value of $1,291 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 55% of our related holdings were rated AAA as at July 31, 2009. Less than 44% of these RMBS were issued within 2006 and 2007.

Royal Bank of Canada        Third Quarter 2009        33

Of our total holdings of CDOs, holdings of $37 million, net of MBIA hedging of $4 million may be exposed to U.S. subprime or Alt-A risk. This represents less than 13% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $295 million.

As shown in the table below, changes in assumptions have relatively minor impacts on the net exposures of our U.S.

subprime and Alt-A securities. The greatest impact comes from a 25% decrease in pre-payment rates, which results in a decline of 4% or less in the net fair values of our U.S. subprime and Alt-A securities, as most of our holdings are AAA rated or have a senior ranking in the capital structure. A 20% increase in default rates results in a decline of less than 3% in the fair values of our U.S. subprime and Alt-A securities, net of hedging.

Net exposure to U.S. Subprime and Alt-A through RMBS, CDOs and mortgages

	As at July 31, 2009
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$396	$1,291	$41	$1,728
Fair value of securities net of hedging by rating
AAA	$60	$714	$–
AA	40	81	–
A	43	101	–
BBB	6	17	–
Below BBB- (1)	(3)	378	37
Total	$146	$1,291	$37	$1,474
Fair value of securities net of hedging by vintage
2003 (or before)	$22	$26	$–
2004	30	118	–
2005	86	589	18
2006	5	349	19
2007	3	209	–
Total	$146	$1,291	$37	$1,474
Amortized cost of subprime/Alt-A mortgages (whole loans)	$236	$852	$–	$1,088
Total subprime and Alt-A exposures, net of hedging	$382	$2,143	$37	$2,562
Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(5)	$(15)	$(1)
100bp increase in interest rates	–	–	1
20% increase in default rates	(6)	(25)	(4)
25% decrease in pre-payment rates	(7)	(40)	(4)

(1)	The subprime RMBS exposures rated below BBB- represents our net bought protection position.

Net exposure to CDOs fair value by collateral type

(C$ millions)	Fair value as at July 31 2009
CDOs fair value net of hedging by collateral type
CDOs that may contain U.S. subprime or Alt-A mortgage	$37
Corporate	258
Total CDOs net of hedging	295

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2009, refer to the Off-balance sheet arrangements section.

Leveraged finance

Our total commitments, both funded and unfunded, are summarized in the following tables by industry and geography, and comprise about .6% of our total assets.

Maximum exposure to loss by client asset type

As at
(C$ millions)	July 31 2009
Exposure by industry
Communications, media and telecommunications	$624
Consumer and industrial products	871
Energy	199
Non-bank financial services	236
Healthcare	318
Infrastructure	1,296
Utilities	207
Real estate	51
Total	$3,802

34        Royal Bank of Canada        Third Quarter 2009

	As at			Change from
	July 31, 2009			April 30, 2009
(C$ millions)	Unfunded commitments	Funded exposure	Total exposure	Unfunded commitments	Funded exposure	Net change in exposure
Leveraged finance by geography
Canada	$281	$676	$957	$43	$(159)	$(116)
United States	561	788	1,349	2	(211)	(209)
Europe	332	1,164	1,496	(2)	(20)	(22)
	$1,174	$2,628	$3,802	$43	$(390)	$(347)
Leveraged finance by type
Private equity ownership of infrastructure or essential services	$279	$1,017	$1,296	$(23)	$8	$(15)
Private equity ownership of other entities	895	1,611	2,506	66	(398)	(332)
	$1,174	$2,628	$3,802	$43	$(390)	$(347)

Direct and indirect monoline insurance

In addition to the monoline insurance previously described, we have direct and indirect monoline insurance on non-subprime assets. The table below shows our direct monoline insurance.

Direct monoline insurance

	As at July 31, 2009
(C$ millions)	Principal/ notional	Fair value
Financial Security Assurance Holdings Ltd.	$333	$36
Syncora Holdings Ltd. (formerly XL Capital Ltd.)	258	21
AMBAC Financial Group	209	11
Total	$800	$68

As at July 31, 2009, we held monoline insurance protection of $800 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs and CLOs of corporate names and interest rate swaps. The recorded fair value as at July 31, 2009 on these monoline insurance contracts was $68 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at July 31, 2009 is $1,603 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $503 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $26 million was drawn as of July 31, 2009.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of CMBS was $340 million as at July 31, 2009.

Assets and liabilities measured at fair value

As previously disclosed, we adopted FAS 157 under U.S. GAAP in 2009 which provides measurement guidance and expands disclosure requirements of fair value into a three-level hierarchy. Generally financial instruments are considered level 3 when fair value is determined with at least one significant model assumption which is unobservable in the current market (i.e. limited trading volume) and therefore management exercises their judgment in determining fair value. The following table presents financial instruments carried at fair value with significant level 3 classifications as at July 31, 2009. We note that information contained in the table below does not correspond to previous information disclosed under Canadian GAAP as shown in our 2008 Annual Report and our current unaudited Interim Consolidated Balance Sheets prepared in accordance with Canadian GAAP for current and/or previous periods as this information is on a U.S. GAAP basis only.

(C$ millions, except percentage amounts)	As at July 31, 2009
	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Held-for-trading other than derivatives	$126,394	26%	65%	9%	100%
Available-for-sale	51,688	3%	81%	16%	100%
Loans – Wholesale	3,277	—%	82%	18%	100%
Derivatives	101,449	4%	90%	6%	100%
Other assets	9,470	12%	67%	21%	100%
Financial liabilities
Deposits	$56,598	4%	78%	18%	100%
Derivatives	92,226	1%	93%	6%	100%

(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

There were no material transfers in or out of level 3 in the current quarter.

Level 3 HFT financial instruments other than derivatives include hedge fund investments and certain structured debt securities (ABS, ARS and U.S. non-agency MBS). Hedge fund investments have certain redemption restrictions and therefore, period-end net asset values are not indicative of fair value. The market for certain structured debt securities was illiquid.

AFS securities classified as level 3 comprise mainly U.S. non-agency MBS, non-OECD government and corporate debt, and ARS. Level 3 classifications were primarily due to illiquidity of these securities and the use of unobservable valuation inputs.

Level 3 Derivative Assets largely include derivatives referenced to the performance of certain CDOs. Certain inputs into valuation models, such as correlation and certain volatility inputs, were unobservable.

Other assets classified as level 3 largely comprised the fair value of non-cash collateral related to our trading activities and corporate bonds which had long-dated maturities and significant unobservable spreads.

Level 3 Liabilities relating to Personal deposits are primarily retail structured notes. Level 3 Business and Government Liabilities are mainly structured notes and liabilities issued to U.S. municipalities.

Level 3 Derivative related liabilities balances are for hedge fund obligations, commodity swaps, CDOs, CDSs and equity derivatives.

Royal Bank of Canada        Third Quarter 2009        35

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	July 31 2009 (1)	April 30 2009 (1)	October 31 2008 (1)	July 31 2008 (1)
Assets

Cash and due from banks	$7,966	$9,342	$11,086	$7,571
Interest-bearing deposits with banks	8,647	11,297	20,041	13,326
Securities
Trading	135,920	126,252	122,508	137,498
Available-for-sale	47,751	50,303	48,626	38,879
	183,671	176,555	171,134	176,377
Assets purchased under reverse repurchase agreements and securities borrowed	43,652	42,290	44,818	56,207
Loans
Retail	198,999	193,195	195,455	190,669
Wholesale	79,816	87,389	96,300	81,603
	278,815	280,584	291,755	272,272
Allowance for loan losses	(2,828)	(2,790)	(2,215)	(1,859)
	275,987	277,794	289,540	270,413
Other
Customers’ liability under acceptances	9,155	11,146	11,285	10,517
Derivatives	101,086	123,259	136,134	69,099
Premises and equipment, net (2)	2,312	2,418	2,471	2,060
Goodwill	8,313	8,819	9,977	8,859
Other intangibles (2)	2,038	2,150	2,042	2,109
Other assets	17,115	15,253	25,331	20,254
	140,019	163,045	187,240	112,898
	$659,942	$680,323	$723,859	$636,792
Liabilities and shareholders’ equity

Deposits
Personal	$148,670	$146,476	$139,036	$126,140
Business and government	224,081	239,580	269,994	258,420
Bank	31,957	25,771	29,545	24,531
	404,708	411,827	438,575	409,091
Other
Acceptances	9,155	11,146	11,285	10,517
Obligations related to securities sold short	40,701	35,540	27,507	41,696
Obligations related to assets sold under repurchase agreements and securities loaned	30,423	28,871	32,053	27,815
Derivatives	91,963	110,284	128,705	66,623
Insurance claims and policy benefit liabilities	8,255	8,002	7,385	7,608
Other liabilities	29,107	29,011	35,809	32,852
	209,604	222,854	242,744	187,111
Subordinated debentures	6,486	7,629	8,131	7,925
Trust capital securities	1,395	1,398	1,400	1,400
Preferred share liabilities	–	–	–	300
Non-controlling interest in subsidiaries	2,135	2,150	2,371	2,355
Shareholders’ equity
Preferred shares	4,813	4,813	2,663	2,263
Common shares (shares issued – 1,412,234,729; 1,408,392,720; 1,341,260,229 and 1,338,308,192)	12,864	12,730	10,384	10,308
Contributed surplus	238	239	242	251
Treasury shares – preferred (shares held – 29,800; 93,900; 259,700 and 489,400)	(1)	(2)	(5)	(10)
– common (shares held – 2,113,099; 1,630,407; 2,258,047 and 2,018,771)	(97)	(78)	(104)	(98)
Retained earnings (1)	19,997	19,229	19,816	19,397
Accumulated other comprehensive (loss) income	(2,200)	(2,466)	(2,358)	(3,501)
	35,614	34,465	30,638	28,610
	$659,942	$680,323	$723,859	$636,792

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.
(2)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

36        Royal Bank of Canada        Third Quarter 2009

Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Interest income
Loans	$3,259	$3,287	$3,517	$10,135	$11,140
Securities	1,447	1,638	1,619	4,956	5,263
Assets purchased under reverse repurchase agreements and securities borrowed	170	242	674	805	2,303
Deposits with banks	19	43	100	148	370
	4,895	5,210	5,910	16,044	19,076
Interest expense
Deposits	1,424	1,699	2,813	5,474	9,366
Other liabilities	420	443	704	1,409	2,806
Subordinated debentures	71	92	92	264	253
	1,915	2,234	3,609	7,147	12,425
Net interest income	2,980	2,976	2,301	8,897	6,651
Non-interest income
Insurance premiums, investment and fee income	1,575	1,232	857	4,153	2,498
Trading revenue	947	703	159	1,524	118
Investment management and custodial fees	392	384	450	1,195	1,310
Mutual fund revenue	335	311	414	973	1,174
Securities brokerage commissions	337	355	345	1,013	987
Service charges	387	394	349	1,168	996
Underwriting and other advisory fees	299	213	243	711	622
Foreign exchange revenue, other than trading	163	129	166	459	481
Card service revenue	185	164	173	567	466
Credit fees	151	133	99	397	291
Securitization revenue	179	465	103	992	290
Net loss on available-for-sale securities	(125)	(195)	(136)	(590)	(245)
Other	18	(503)	389	66	874
Non-interest income	4,843	3,785	3,611	12,628	9,862
Total revenue	7,823	6,761	5,912	21,525	16,513
Provision for credit losses	770	974	334	2,491	976
Insurance policyholder benefits, claims and acquisition expense	1,253	958	553	3,287	1,717

Non-interest expense
Human resources	2,357	2,189	2,033	6,836	5,825
Equipment (1)	262	273	223	790	664
Occupancy	260	267	231	778	677
Communications	192	203	180	565	519
Professional fees	133	131	132	389	393
Outsourced item processing	75	82	77	229	236
Amortization of other intangibles (1)	113	116	96	339	247
Other	363	314	300	1,026	801
	3,755	3,575	3,272	10,952	9,362
Goodwill impairment charge	–	1,000	–	1,000	–
Income before income taxes	2,045	254	1,753	3,795	4,458
Income taxes	449	266	442	1,153	941
Net income (loss) before non-controlling interest	1,596	(12)	1,311	2,642	3,517
Non-controlling interest in net income of subsidiaries	35	38	49	78	82
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Preferred dividends	(73)	(55)	(27)	(169)	(74)
Net income (loss) available to common shareholders	$1,488	$(105)	$1,235	$2,395	$3,361
Average number of common shares (in thousands)	1,408,687	1,405,772	1,323,293	1,393,641	1,294,946
Basic earnings (loss) per share (in dollars)	$1.06	$(.07)	$.93	$1.72	$2.60
Average number of diluted common shares (in thousands)	1,422,810	1,417,038	1,340,239	1,406,404	1,308,387
Diluted earnings (loss) per share	$1.05	$(.07)	$.92	$1.70	$2.57
Dividends per share (in dollars)	$.50	$.50	$.50	$1.50	$1.50

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

Royal Bank of Canada        Third Quarter 2009        37

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2009	2009	2008	2009	2008
Comprehensive income
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435

Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	603	133	(248)	260	(453)
Reclassification of losses on available-for-sale securities to income	74	52	99	297	121
Net change in unrealized gains (losses) on available-for-sale securities	677	185	(149)	557	(332)
Unrealized foreign currency translation (losses) gains	(2,444)	(784)	434	(3,050)	1,499
Reclassification of losses (gains) on foreign currency translation to income	1	2	(1)	2	(3)
Net foreign currency translation gains (losses) from hedging activities	1,929	613	(252)	2,523	(994)
Foreign currency translation adjustments	(514)	(169)	181	(525)	502
Net gains (losses) on derivatives designated as cash flow hedges	116	76	(11)	151	(478)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(13)	(11)	27	(25)	13
Net change in cash flow hedges	103	65	16	126	(465)
Other comprehensive income (loss)	266	81	48	158	(295)
Total comprehensive income	$1,827	$31	$1,310	$2,722	$3,140

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2009 (1)	2009 (1)	2008 (1)	2009 (1)	2008 (1)
Preferred shares
Balance at beginning of period	$4,813	$3,813	$2,263	$2,663	$2,050
Issued	–	1,000	–	2,150	213
Balance at end of period	4,813	4,813	2,263	4,813	2,263
Common shares
Balance at beginning of period	12,730	12,694	8,184	10,384	7,300
Issued	134	36	2,124	2,480	3,014
Purchased for cancellation	–	–	–	–	(6)
Balance at end of period	12,864	12,730	10,308	12,864	10,308
Contributed surplus
Balance at beginning of period	239	242	245	242	235
Renounced stock appreciation rights	(2)	(3)	–	(5)	(2)
Stock-based compensation awards	(3)	–	1	(11)	10
Other	4	–	5	12	8
Balance at end of period	238	239	251	238	251
Treasury shares – preferred
Balance at beginning of period	(2)	(2)	(7)	(5)	(6)
Sales	3	2	2	10	13
Purchases	(2)	(2)	(5)	(6)	(17)
Balance at end of period	(1)	(2)	(10)	(1)	(10)
Treasury shares – common
Balance at beginning of period	(78)	(88)	(99)	(104)	(101)
Sales	15	11	3	54	51
Purchases	(34)	(1)	(2)	(47)	(48)
Balance at end of period	(97)	(78)	(98)	(97)	(98)
Retained earnings
Balance at beginning of period (1)	19,229	20,060	18,831	19,816	18,047
Net income (loss)	1,561	(50)	1,262	2,564	3,435
Preferred share dividends	(73)	(55)	(27)	(169)	(74)
Common share dividends	(705)	(704)	(669)	(2,111)	(1,954)
Premium paid on common shares purchased for cancellation	–	–	–	–	(49)
Issuance costs and other	(15)	(22)	–	(103)	(8)
Balance at end of period	19,997	19,229	19,397	19,997	19,397
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments	(45)	(45)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(511)	(1,188)	(397)	(511)	(397)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,327)	(813)	(2,705)	(1,327)	(2,705)
Gains and losses on derivatives designated as cash flow hedges	(317)	(420)	(354)	(317)	(354)
Balance at end of period	(2,200)	(2,466)	(3,501)	(2,200)	(3,501)
Retained earnings and Accumulated other comprehensive income	17,797	16,763	15,896	17,797	15,896
Shareholders’ equity at end of period	$35,614	$34,465	$28,610	$35,614	$28,610

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.

38        Royal Bank of Canada        Third Quarter 2009

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Cash flows from operating activities
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	770	974	334	2,491	976
Depreciation (1)	101	98	78	294	232
Future income taxes	216	(227)	(9)	(288)	(469)
Impairment of goodwill and amortization of other intangibles (1)	113	1,116	96	1,339	247
Gain on sale of premises and equipment	–	(3)	(4)	(7)	(12)
Gain on loan securitizations	(70)	(461)	(25)	(896)	(124)
Loss (gain) on available-for-sale securities	5	70	(35)	63	(57)
Writedown of available-for-sale securities	121	124	171	525	300
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	253	122	52	870	325
Net change in accrued interest receivable and payable	(32)	433	46	3	211
Current income taxes	1,740	1,444	3	3,409	(1,610)
Derivative assets	22,173	21,117	2,666	35,048	(2,492)
Derivative liabilities	(18,321)	(19,912)	(4,938)	(36,742)	(5,397)
Trading securities	(7,739)	(4,806)	4,260	(8,213)	12,653
Net change in brokers and dealers receivable and payable	(553)	754	(670)	3,110	75
Other	(548)	1,725	3,797	(875)	(828)
Net cash (used in) from operating activities	(210)	2,518	7,084	2,695	7,465
Cash flows used in investing activities
Change in interest-bearing deposits with banks	2,650	4,065	(977)	11,394	(1,445)
Change in loans, net of loan securitizations	(2,809)	(2,612)	(13,144)	(10,194)	(35,137)
Proceeds from loan securitizations	3,364	8,743	2,556	19,904	7,060
Proceeds from sale of available-for-sale securities	2,281	2,347	625	9,838	6,690
Proceeds from maturity of available-for-sale securities	6,278	4,280	1,959	13,415	11,842
Purchases of available-for-sale securities	(8,528)	(7,287)	(3,088)	(26,524)	(19,353)
Net acquisitions of premises and equipment and software	(46)	(230)	(218)	(432)	(807)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(1,362)	(1,360)	5,520	1,166	8,261
Net cash used in acquisitions	–	(27)	(90)	(27)	(954)
Net cash from (used in) investing activities	1,828	7,919	(6,857)	18,540	(23,843)
Cash flows from financing activities
Change in deposits	(7,119)	(11,494)	3,777	(34,338)	31,787
Repayment of subordinated debentures	(1,000)	(159)	–	(1,659)	(500)
Issue of subordinated debentures	–	–	1,000	–	2,000
Issue of preferred shares	–	1,000	–	2,150	213
Issue of RBC Trust Capital Securities (RBC TruCS)	–	–	–	–	500
Issue of common shares	46	17	21	2,373	78
Purchase of common shares for cancellation	–	–	–	–	(55)
Sales of treasury shares	18	13	5	64	64
Purchase of treasury shares	(36)	(3)	(7)	(53)	(65)
Dividends paid	(677)	(727)	(669)	(2,100)	(1,992)
Issuance costs	–	(16)	(1)	(77)	(6)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(1)	(1)	(3)	(32)
Change in obligations related to assets sold under repurchase agreements and securities loaned	1,552	(3,499)	(1,917)	(1,630)	(10,410)
Change in obligations related to securities sold short	5,161	3,839	(1,578)	13,194	(3,003)
Change in short-term borrowings of subsidiaries	(625)	(191)	705	(1,993)	965
Net cash (used in) from financing activities	(2,681)	(11,221)	1,335	(24,072)	19,544
Effect of exchange rate changes on cash and due from banks	(313)	(73)	51	(283)	179
Net change in cash and due from banks	(1,376)	(857)	1,613	(3,120)	3,345
Cash and due from banks at beginning of period	9,342	10,199	5,958	11,086	4,226
Cash and due from banks at end of period	$7,966	$9,342	$7,571	$7,966	$7,571

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,203	$2,193	$3,713	$7,981	$12,614
Amount of income taxes (recovery) paid in period	$(88)	$(19)	$85	$(300)	$1,901

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

Royal Bank of Canada        Third Quarter 2009        39

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2008 (2008 Annual Consolidated Financial Statements), except as described below in Note 1. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2008 Annual Consolidated Financial Statements, and the accompanying notes included on pages 132 to 200 in our 2008 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Accounting adjustments

During the first quarter of 2009, we corrected the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our card points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. These errors are not material to the periods to which they relate. However, as correcting the errors in the first quarter of 2009 would have materially distorted net income for that quarter, we corrected them by decreasing the opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Significant accounting changes

Goodwill and Intangible Assets

On November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets (Section 3064). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA’s Emerging Issues Committee (EIC) Abstract No. 27, Revenues and Expenditures During the Pre-operating Period, is no longer applicable once Section 3064 has been adopted. As a result of adopting Section 3064, we have reclassified $789 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets as at November 1, 2008 and corresponding depreciation of $221 million from Non-interest expense – Equipment to Non-interest expense –Amortization of other intangibles on our Consolidated Statements of Income for the year ended October 31, 2008 (three months ended July 31, 2008 – $57 million; nine months ended July 31, 2008 – $157 million).

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for us on November 1, 2008, had no impact on our financial position or results of operations because we had been incorporating the aforementioned credit risks into our valuation methodology before the EIC was issued.

Effective Interest Method – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In June 2009, the CICA provided a clarification to Section 3855 with respect to the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The impact of the clarification is not material to our consolidated financial position and results of operations.

Future accounting changes

Business Combinations, Consolidated Financial Statements, and Non-controlling Interests

On January 5, 2009, the CICA issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601,

Consolidated Financial Statements and Section 1602, Non-controlling Interests. Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions we complete on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards (IFRS) in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date; Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These new standards must be adopted concurrently with Section 1582.

Embedded Prepayment Option – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In June 2009, the CICA provided a clarification to Section 3855 with respect to the embedded prepayment option. An embedded prepayment option in an interest-only or principal-only strip is closely related to the host contract, provided the host contract initially resulted from separating the right to receive contractual cash flows of a financial instrument that, in and of itself, did not contain an embedded derivative; and does not contain any terms not present in the original host debt contract. This new standard will be applicable to us on November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. We are currently assessing the impact of adopting this amendment on our consolidated financial position and results of operations.

Impairment of Financial Assets – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

On August 20, 2009, the CICA issued various amendments to Section 3855 which reduce differences with IFRS. The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments. As a result, debt instruments not quoted in an active market may be classified as loans and receivables, and impairment will be assessed using the same model for impaired loans. Loans and receivables that we intend to sell immediately or in the near term must be classified as held-for-trading and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.

The amendments also permit reclassifying financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category under specified circumstances. They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

We will adopt these amendments, which require retroactive application to November 1, 2008, in our fourth quarter of 2009. We are currently assessing the impact of adopting these amendments on our consolidated financial position and results of operations.

Fair Value and Liquidity Risk Disclosure – Amendments to: Financial Instruments – Disclosures, Section 3862.

In June 2009, the CICA issued an amendment to Section 3862 which provides improvements to fair value and liquidity risk disclosures. The amendment applies to our fiscal year ending October 31, 2009; earlier application is not permitted.

40        Royal Bank of Canada        Third Quarter 2009

Note 2: Goodwill impairment testing

During the quarter ended January 31, 2009, the results of the first of a two-step process indicated that the $4.6 billion of goodwill assigned to our International Banking reporting unit was impaired. Our International Banking segment comprises two reporting units: International Banking, which is primarily comprised of RBC Bank (USA), RBTT Financial Group (RBTT), and our legacy Caribbean banking business, and Institutional Investor Services which is operated through our joint venture, RBC Dexia Investor Services. We completed the second step of the test during the quarter ended April 30, 2009, and determined that the goodwill of our International Banking reporting unit was impaired by $1 billion. This impairment reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. During the course of completing the second step of the test for the International Banking reporting unit, RBC Bank (USA), which is a component of that unit, finalized its annual test and recorded an impairment charge in its stand-alone financial statements for the year ended December 31, 2008. The $1 billion impairment charge impacted our United States geographic results for the quarter ended April 30, 2009 and was recorded in our International Banking business segment; refer to Note 16.

Note 3: Fair values of financial instruments

Reclassification of financial instruments

As reported in Note 3 to our 2008 Annual Consolidated Financial Statements, as of August 1, 2008, we had reclassified certain securities from held-for-trading to available-for-sale in accordance with the CICA’s amendments to Sections 3855, 3861 and 3862. Current quarter information regarding these securities and additional mortgage-backed securities (MBS) that were reclassified but not included in the table entitled “Reclassification of securities from held-for-trading securities to available-for-sale” in Note 3 to our 2008 Annual Consolidated Financial Statements, is presented in the following table:

	As at		For the three months ended July 31, 2009		For the nine months ended July 31, 2009
	July 31, 2009	October 31, 2008
Financial assets	Total carrying value and fair value	Total carrying value and fair value (1)	Change in fair value during the period (2)	Interest income/gains (losses) recognized in net income during the period (3)	Change in fair value during the period (2)	Interest income/gains (losses) recognized in net income during the period (3)
U.S. state, municipal and agency debt	$2,148	$4,267	$25	$12	$16	$53
Mortgage-backed securities	593	939	90	4	76	17
Asset-backed securities	1,181	1,326	6	6	43	24
Corporate debt and other debt	636	723	4	3	(6)	14
	$4,558	$7,255	$125	$25	$129	$108

(1)	Certain amounts presented have been reclassified from those reported in prior periods. The reclassifications have no impact to the total balance.
(2)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(3)	The total amount includes net income of $5 million related to securities and debt redeemed or sold during the three months ended July 31, 2009 (nine months ended July 31, 2009 – net loss of $6 million).

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at July 31, 2009 and July 31, 2008. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	July 31, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$2,852	$2,852	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	16,648	16,648	–	–	–	–	–
Loans – Wholesale	3,277	3,277	26	(61)	690	(43)	13
Total	$22,777	$22,777	$26	$(61)	$690	$(43)	$13

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        Third Quarter 2009        41

Note 3: Fair values of financial instruments (continued)

	July 31, 2008
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,780	$3,780	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	18,062	18,062	–	–	–	–	–
Loans – Wholesale	4,053	4,053	(77)	(137)	1,183	(2)	7
Total	$25,895	$25,895	$(77)	$(137)	$1,183	$(2)	$7

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. In order to determine the change during a quarter in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument’s contractual cash flows using rates as at the beginning of the quarter: first, using an observed discount rate that reflects our credit spread and, again, using a rate that excludes our credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	July 31, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1), (2)
Term deposits
Personal	$2,435	$2,423	$(12)	$33	$(14)
Business and government (3)	40,723	40,796	73	451	(112)
Bank (4)	13,380	13,379	(1)	2	(2)
Total term deposits	$56,538	$56,598	$60	$486	$(128)
Obligations related to assets sold under repurchase agreements and securities loaned	$16,847	$16,847	$–	$–	$–
Subordinated debentures	114	100	(14)	29	(19)
Total	$73,499	$73,545	$46	$515	$(147)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	We determined during second quarter of 2009 that for deposit notes designated as held-for-trading using the fair value option, the cumulative change in the fair value reported in prior periods was understated by $40 million. The cumulative change amount reported in the table reflects this adjustment which had no impact on our consolidated results of operations.
(3)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank refers to regulated banks.

	July 31, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$2,350	$2,325	$(25)	$(19)	$(25)
Business and government (2)	61,880	61,704	(176)	(167)	(241)
Bank (3)	6,661	6,660	(1)	–	(1)
Total term deposits	$70,891	$70,689	$(202)	$(186)	$(267)
Obligations related to assets sold under repurchase agreements and securities loaned	$15,917	$15,913	$(4)	$–	$–
Subordinated debentures	95	74	(21)	(16)	(23)
Total	$86,903	$86,676	$(227)	$(202)	$(290)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Deferred unrealized gains or losses at inception

During the second quarter of 2009, we revised the valuation model that we use to fair value the stable value contracts on bank-owned life insurance policies and 401(k) products, as a result of newly available data and information. The $7 million difference between the fair values previously reported and the fair values determined using the new valuation model is a change in accounting estimate that was recognized in net income in the second quarter. The new valuation model eliminates the requirement for deferred unrealized gains or losses at inception on these instruments which is reflected in the table below. Prior to the adoption of the new valuation model, the deferred unrealized gains at inception were offset against the fair value of these contracts. There was no material impact on the prior period results of operation due to the change in accounting estimate.

	As at and for the three months ended
	July 31 2009	April 30 2009	July 31 2008
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$55	$188	$177
Less: Adjustments	–	(130)	–
Adjusted balance, as at beginning of period	$55	$58	$177
Add: Deferred unrealized (losses) gains arising during the period	(2)	(3)	5
Less: Deferred gains reclassified to net income during the period	2	–	2
Deferred unrealized gains, as at end of period	$51	$55	$180

42        Royal Bank of Canada        Third Quarter 2009

Note 4: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1).

	As at
	July 31, 2009				October 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,669	$418	$(20)	$12,067	$13,123	$422	$(1)	$13,544
Provincial and municipal	1,077	28	(1)	1,104	674	5	(1)	678
U.S. federal, state, municipal and agency debt	5,361	107	(131)	5,337	9,230	16	(356)	8,890
Other OECD government debt (2)	3,475	14	(2)	3,487	1,271	4	(1)	1,274
Mortgage-backed securities	3,295	28	(550)	2,773	4,280	4	(734)	3,550
Asset-backed securities	3,758	31	(254)	3,535	5,192	11	(407)	4,796
Corporate debt and other debt	16,358	357	(463)	16,252	13,301	136	(453)	12,984
Equities	3,200	29	(220)	3,009	3,057	4	(378)	2,683
Loan substitute securities	256	–	(69)	187	256	–	(29)	227
	$48,449	$1,012	$(1,710)	$47,751	$50,384	$602	$(2,360)	$48,626

(1)	Includes $ 166 million (October 31, 2008 – $205 million) held-to-maturity securities.
(2)	OECD stands for Organisation of Economic Co-operation and Development.

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1 to our 2008 Annual Consolidated Financial Statements. We apply a consistent methodology and approach in assessing whether it is probable that the cost of the security would be recovered; the methodology applied may vary depending on the nature of the security. For a detailed description of the types of securities held, refer to Note 3 of the 2008 Annual Consolidated Financial Statements.

When assessing other-than-temporary impairment for debt instruments including Canadian and U.S. Government, Agency and Corporate debt and perpetual preferred shares we primarily considered counterparty ratings and security-specific factors, including collateral, external ratings, subordination and other market factors. In assessing other-than-temporary impairment for complex debt instruments including U.S. non-agency MBS, ABS and other structured products, we primarily used cash flow projection models. These models incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors. In the case of U.S. non-agency MBS, the cash flows are estimated for each loan with consideration for the transaction structure, subordination and in some cases credit enhancements. The inputs are generally based on current market data provided by a third-party vendor including housing prices by metropolitan statistical area, and default and prepayment rates. Management also applies certain assumptions including the expectation of future housing price trends.

Equity securities do not have contractual cash flows so they are evaluated differently than debt securities. Equity securities held at cost and those with unrealized losses are assessed for other-than-temporary impairment by estimating the recoverable value and the period of recovery. We also consider the factors influencing the length of time and extent the fair value has been less than cost, the financial condition and near term prospects of the issuer. For securities where the fair value had been less than cost for greater than twelve months, we have conducted very detailed analysis and documented management’s conclusions.

Unrealized gains increased by $410 million or 68% to $1 billion during the nine months period ended July 31, 2009 primarily reflecting higher values of U.S. agency MBS and auction rate securities (ARS) and certain corporate debt holdings due to changes in interest rates during the period. Unrealized losses decreased by $650 million to $1.7 billion during the nine months period ended July 31, 2009 largely reflecting recovery of values on U.S. non-agency MBS, asset-backed securities and Canadian bank shares. These Canadian banks are well capitalized, continue to have access to the capital markets to raise common and preferred equity, continue to generate strong earnings and continue to pay dividends, and have an established history of share price recovery linked to economic conditions.

Management believes that the unrealized losses on the Available-for-sale securities as at July 31, 2009 are temporary in nature and intends to hold these securities until their value recovers or the security is redeemed or matures.

Impairment loss recognized

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to fair value and the previously unrealized loss is reclassified from Accumulated other comprehensive income (AOCI) to net income. During the quarter ended July 31, 2009, $121 million (July 31, 2008 – $171 million) of losses on Available-for-sale securities that we deemed to be other-than-temporary were recognized in net income.

Royal Bank of Canada        Third Quarter 2009        43

Note 5: Allowance for loan losses and impaired loans

	As at July 31, 2009						As at October 31, 2008
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjust- ments (1)	Balance at end of period	Balance at end of period
Specific allowances
Retail
Residential mortgages	$50	$(11)	$–	$14	$–	$53	$30
Personal	183	(187)	21	175	(8)	184	161
Credit cards	–	(123)	13	110	–	–	–
Small business (2)	20	(13)	1	14	(1)	21	17
	$253	$(334)	$35	$313	$(9)	$258	$208
Wholesale
Business (3)	$729	$(325)	$11	$396	$(24)	$787	$559
Total	$982	$(659)	$46	$709	$(33)	$1,045	$767
General allowance
Retail
Residential mortgages	$30	$–	$–	$(1)	$(3)	$26	$20
Personal	609	–	–	23	(18)	614	461
Credit cards	297	–	–	2	–	299	270
Small business (2)	47	–	–	–	–	47	47
	$983	$–	$–	$24	$(21)	$986	$798
Wholesale
Business (3)	$825	$–	$–	$37	$(65)	$797	$650
Allowance for off-balance sheet and other items	$86	$–	$–	$–	$(2)	$84	$84
Total	$1,894	$–	$–	$61	$(88)	$1,867	$1,532
Total allowance for credit losses	$2,876	$(659)	$46	$770	$(121)	$2,912	$2,299
Allowance for off-balance sheet and other items (4)	(86)	–	–	–	2	(84)	(84)
Total allowance for loan losses	$2,790	$(659)	$46	$770	$(119)	$2,828	$2,215
(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the wholesale general allowance adjustment is $27 million related to the loans acquired in connection with the acquisition of RBTT, of which we have reclassified $22 million to the specific allowance as it relates to specific wholesale loans; the remaining $5 million was recorded in net income during the quarter.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes $3 million (October 31, 2008 – $65 million) of allowances for loan losses and $13 million (October 31, 2008 – $nil) of write-offs related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at July 31, 2009				As at October 31, 2008
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,712	$1,354	$280	$4,346	$3,043	$1,245	$253	$4,541
Wholesale	1,252	798	93	2,143	1,748	560	94	2,402
Total	$3,964	$2,152	$373	$6,489	$4,791	$1,805	$347	$6,943

Impaired loans (1)

	As at
	July 31, 2009			October 31, 2008
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$624	$(53)	$571	$310
Personal	430	(184)	246	187
Small business (2)	56	(21)	35	23
	$1,110	$(258)	$852	$520
Wholesale
Business (3)	$3,048	$(787)	$2,261	$1,636
Total	$4,158	$(1,045)	$3,113	$2,156

(1)	Average balance of gross impaired loans for the nine months ended July 31, 2009, was $3,710 million (October 31, 2008 – $2,104 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $65 million (October 31, 2008 – $203 million) and $62 million (October 31, 2008 – $138 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.

During the quarter ended July 31, 2009, we acquired $96 million of assets in respect of problem loans (quarter ended October 31, 2008 –

 $64 million). The related reduction in the Allowance for credit losses was $28 million (quarter ended October 31, 2008 – $36 million).

44        Royal Bank of Canada        Third Quarter 2009

Note 6: Securitizations

Securitization activity for the three months ended

	July 31 2009 (1)		April 30 2009 (1)		July 31 2008
	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)	Credit card loans (2), (5)	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)
Securitized and sold	$3,372	$40	$8,659	$121	$423	$2,021	$126
Net cash proceeds received	3,322	42	8,622	121	404	2,007	127
Asset-backed securities purchased	–	–	–	–	19	–	–
Retained rights to future excess interest	118	–	498	–	2	37	–
Pre-tax gain on sale, net of hedging activities	66	2	412	–	2	26	1

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at July 31, 2009 were $2,093 million (April 30, 2009 – $4,168 million; July 31, 2008 – $2,262 million). These securities are carried at fair value.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	With respect to the securitization of credit card loans during the quarter ended July 31, 2008, the net cash proceeds received represents gross cash proceeds of $423 million less funds used to purchase notes issued by the Trust with a principle value of $19 million.
(6)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(2) million (April 30, 2009 – $(49) million; July 31, 2008 – $3 million).

Securitization activity for the nine months ended

	July 31 2009 (1)		July 31 2008
	Canadian residential mortgage loans (2), (3), (7)	U.S. residential mortgage loans (4)	Credit card loans (2), (5)	Canadian residential mortgage loans (2), (3), (7)	U.S. residential mortgage loans (4)	U.S. commercial mortgage loans (2), (6)
Securitized and sold	$19,621	$452	$1,470	$5,071	$378	$166
Net cash proceeds received	19,449	455	1,404	5,047	382	156
Asset-backed securities purchased	–	–	65	–	–	9
Retained rights to future excess interest	1,065	–	9	140	–	–
Pre-tax gain (loss) on sale, net of hedging activities	735	3	8	115	4	(1)

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the nine-month period through the creation of mortgage-backed securities and retained as at July 31, 2009 were $5,214 million (July 31, 2008 – $3,896 million). These securities are carried at fair value.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	With respect to the securitization of credit card loans during the nine months ended July 31, 2008, the net cash proceeds received represents gross cash proceeds of $1,469 million less funds used to purchase notes issued by the Trust with a principal value of $65 million.
(6)	During the nine months ended July 31, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million.
(7)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(158) million (July 31, 2008 – $(1) million).

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended July 31, 2009, are summarized below.

Key assumptions

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	3.13
Payment rate	24.26%
Excess spread, net of credit losses	1.96
Discount rate	.40%-2.84%

In addition to the above securitization transactions, our whole loan sales activities are presented in the tables below.

Whole loan sales for the three months ended (1)

	July 31 2009	April 30 2009	July 31 2008
	U.S. residential mortgage loans	U.S. residential mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$429	$506	$73	$27

(1)	Gains and losses on whole loan sales are nominal.

Whole loan sales for the nine months ended (1)

	July 31 2009		July 31 2008
	U.S. residential mortgage loans	U.S. commercial mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$1,021	$23	$169	$42

(1)	Gains and losses on whole loan sales are nominal.

Royal Bank of Canada        Third Quarter 2009        45

Note 7: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at July 31, 2009				As at October 31, 2008
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative financial instruments (2)	$1,299	$2,098	$1,243	$96,446	$879	$1,397	$355	$133,503
Liabilities
Derivative financial instruments (2)	$1,672	$76	$48	$90,167	$1,597	$61	$1,229	$125,818
Non-derivative financial instruments (3)	–	304	5,265	n.a.	–	449	5,886	n.a.
(1)	Includes $178 million of stable value contracts on bank-owned life insurance policies in derivative liabilities (October 31, 2008 – $2 million in derivative assets).
(2)	All derivative instruments are carried at fair value.
(3)	Non-derivative instruments are carried at amortized cost.
n.a.	not applicable

Hedging activities

	For the three months ended July 31, 2009					For the three months ended April 30, 2009					For the three months ended July 31, 2008
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)
Fair value hedges
Ineffective portion	$(4)	$	n.a.	$	n.a.	$8	$	n.a.	$	n.a.	$(6)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	5		n.a.		n.a.	1		n.a.		n.a.	–		n.a.		n.a.
Effective portion	n.a.		n.a.		116	n.a.		n.a.		76	n.a.		n.a.		(11)
Reclassified to income during the period (2)	n.a.		19		n.a.	n.a.		16		n.a.	n.a.		(40)		n.a.
Net investment hedges
Foreign currency (losses) gains	n.a.		n.a.		(2,444)	n.a.		n.a.		(784)	n.a.		n.a.		434
Gains (losses) from hedges	n.a.		n.a.		1,929	n.a.		n.a.		613	n.a.		n.a.		(252)
	$1		$19		$(399)	$9		$16		$(95)	$(6)		$(40)		$171
(1)	OCI refers to Other comprehensive income.
(2)	After-tax gains of $13 million were reclassified from AOCI to income for the three months ended July 31, 2009 (three months ended April 30, 2009 – gains of $11 million; three months ended July 31, 2008 – losses of $27 million).
n.a.	not applicable

	For the nine months ended July 31, 2009					For the nine months ended July 31, 2008
	Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)
Fair value hedges
Ineffective portion	$(2)	$	n.a.	$	n.a.	$3	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	15		n.a.		n.a.	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		151	n.a.		n.a.		(478)
Reclassified to income during the period (2)	n.a.		36		n.a.	n.a.		(18)		n.a.
Net investment hedges
Foreign currency (losses) gains	n.a.		n.a.		(3,050)	n.a.		n.a.		1,499
Gains (losses) from hedges	n.a.		n.a.		2,523	n.a.		n.a.		(994)
	$13		$36		$(376)	$(4)		$(18)		$27
(1)	OCI refers to Other Comprehensive Income.
(2)	After-tax gains of $25 million were reclassified from AOCI to income for the nine months ended July 31, 2009 (nine months ended July 31, 2008 – losses of $13 million).
n.a.	not applicable

46        Royal Bank of Canada        Third Quarter 2009

Note 7: Derivative financial instruments and hedging activities (continued)

Fair value of derivative instruments by term to maturity

	As at
	July 31, 2009				October 31, 2008
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$28,651	$40,506	$32,574	$101,731	$136,227
Derivative liabilities	25,597	37,158	29,208	91,963	128,705

(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus have been excluded. Derivative assets exclude market and credit valuation adjustments of $(719) million (October 31, 2008 – $(1,117) million) and margin requirements of $74 million (October 31, 2008 – $1,024 million).

Note 8: Significant acquisitions

2008

International Banking

In February 2008, RBC Bancorporation (USA) completed the acquisition of Alabama National BanCorporation (ANB) and in June 2008, we also completed the acquisition of RBTT. The purchase price allocations of these acquisitions were finalized in the second and third quarters of 2009, respectively, and are set out below along with the details of the purchase consideration:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$934 million and 16.4 million RBC common shares valued at US$49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC common shares at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	$1,775	$2,281
Fair value of tangible assets acquired (1)	$7,444	$8,832
Fair value of liabilities assumed (2)	(7,067)	(8,219)
Fair value of identifiable net assets acquired	377	613
Core deposit intangibles (3)	91	160
Goodwill	1,307	1,508
Total purchase consideration	$1,775	$2,281

(1)	Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million that have been identified for sale.
(2)	Includes future income tax liabilities of $32 million and $40 million related to the intangible assets acquired for ANB and RBTT, respectively.
(3)	Core deposit intangibles are generally amortized on a straight-line basis over an estimated average useful life of seven years.

Wealth Management

During the quarter, we finalized the purchase price allocations for Phillips, Hager & North Investment Management Ltd. (PH&N) and Ferris, Baker Watts, Incorporated (FBW), which we acquired in May and June of 2008, respectively. The final purchase price equations are set out below:

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC common shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US$27 million and 4.8 million RBC common shares valued at US$48.2485 each
Purchase consideration in Canadian dollar equivalent	$1,297	$ 265
Fair value of tangible assets acquired	$68	$421
Fair value of liabilities assumed (2)	(179)	(299)
Fair value of identifiable net assets acquired	(111)	122
Customer relationships (3)	423	7
Goodwill	985	136
Total purchase consideration	$1,297	$265

(1)	The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2)	Includes future income tax liabilities of $115 million and $3 million related to the intangible assets acquired for PH&N and FBW, respectively.
(3)	Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years and 7 years for PH&N and FBW, respectively.

Other acquisitions

During 2008, we also completed the following acquisitions: (i) on December 4, 2007, International Banking acquired a 50% interest in Fidelity Merchant Bank & Trust Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited; (ii) on August 4, 2008, Capital Markets acquired Richardson Barr & Co.; and (iii) on October 1, 2008, Canadian Banking acquired ABN AMRO’s Canadian commercial leasing division. We have finalized the purchase price allocation of Fidelity Merchant Bank & Trust Limited and will finalize the purchase price of Richardson Barr & Co. and ABN AMRO’s Canadian commercial leasing division in the fourth quarter of 2009. The combined purchase price of these three acquisitions, which were not material to the respective segments, was $389 million and resulted in goodwill of $26 million.

Royal Bank of Canada        Third Quarter 2009        47

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Pension benefit expense	$64	$67	$82	$205	$251
Other post-employment benefit expense	26	24	28	75	84

Note 10: Variable interest entities (VIEs)

Montreal Accord

In January 2009, we exchanged the non-bank-sponsored asset-backed commercial paper (ABCP) we held for the notes of Master Asset Vehicle II (MAV II), a variable interest entity established as a result of the restructuring of the non-bank-sponsored ABCP conduits, but are not required to consolidate MAV II as we do not have a majority of its exposure. Refer to Note 10 of our unaudited Interim Consolidated Financial Statements for the first quarter of 2009 for details of the restructuring. Our significant variable interests in MAV II consist of our participation in the margin funding facility and the note investments. As at July 31, 2009, the carrying and fair values of these notes as well as the notional and undrawn amounts of our participation in the margin funding facility remain unchanged from the first quarter of 2009.

Auction Rate Securities Tender Option Bond programs (ARS TOB)

In 2008, we sold ARS into ARS TOB programs, and each program consists of a credit enhancement trust and a TOB trust. Refer to Note 6 of the 2008 Annual Consolidated Financial Statements for details of the

ARS TOB programs. Prior to the second quarter of 2009, the residual certificate holder was exposed to a majority of the expected losses of these trusts; as a result, we did not consolidate these trusts. During the second quarter of 2009, the ARS underlying certain of the ARS TOB programs experienced cash flow deterioration which resulted in external rating downgrades. As a result, our updated expected loss calculations indicate that we should consolidate certain of these ARS TOB programs where we are exposed to a majority of the expected losses through our letters of credit and liquidity facilities. The total assets of the ARS TOB programs that we have consolidated and which support the obligations of the consolidated ARS TOB programs, were $425.3 million as at July 31, 2009, and are classified as Available-for-sale securities on our Consolidated Balance Sheets. We recognized a loss of $30.6 million upon consolidation of these ARS TOB programs in the second quarter of 2009. We continue to hold significant variable interests through the provision of the facilities in other unconsolidated ARS TOB programs where the residual certificate holder is exposed to a majority of the expected losses in these trusts.

Note 11: Significant capital and funding transactions

Subordinated debentures

On June 1, 2009, we redeemed all outstanding 4.18% subordinated debentures due June 1, 2014 for 100% of their principal amount plus accrued interest to the redemption date.

On March 15, 2009, we redeemed all outstanding 6.5%

subordinated debentures at maturity at par value of US$125 million (C$159 million).

On January 27, 2009, we redeemed all outstanding 3.96% subordinated debentures due January 27, 2014, for 100% of their principal amount plus accrued interest to the redemption date.

Common shares issued

	For the three months ended July 31, 2009		For the nine months ended July 31, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
General business purposes	–	$–	65,263	$2,301
Dividend reinvestment plan (1)	1,988	83	2,549	98
Stock options exercised (2)	1,854	51	3,163	81
	3,842	$134	70,975	$2,480

(1)	During the quarter, shares were issued at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(2)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.

Preferred shares issued

	Date of issue	Amount	Par value per share	Initial period annual dividend per share	Initial period annual yield	Earliest redemption date (2)	Dividend reset rate (3)
First preferred (1)
Non-cumulative, 5-Year Rate Reset Series AX	April 29, 2009	$325	$25	$1.5250	6.10%	November 24, 2014	4.13%
Non-cumulative, 5-Year Rate Reset Series AV	April 1, 2009	400	25	1.5625	6.25%	August 24, 2014	4.42%
Non-cumulative, 5-Year Rate Reset Series AT	March 9, 2009	275	25	1.5625	6.25%	August 24, 2014	4.06%
Non-cumulative, 5-Year Rate Reset Series AR	January 29, 2009	350	25	1.5625	6.25%	February 24, 2014	4.50%
Non-cumulative, 5-Year Rate Reset Series AP	January 14, 2009	275	25	1.5625	6.25%	February 24, 2014	4.19%
Non-cumulative, 5-Year Rate Reset Series AN	December 8, 2008	225	25	1.5625	6.25%	February 24, 2014	3.50%
Non-cumulative, 5-Year Rate Reset Series AL	November 3, 2008	300	25	1.4000	5.60%	February 24, 2014	2.67%

(1)	Holders will have the right, at their option and subject to certain restrictions, on the earliest redemption date or every fifth year thereafter to convert these series of fixed rate preferred shares into a series of floating rate preferred shares.
(2)	Subject to regulatory approval, we may redeem these shares in whole or in part, at the earliest redemption date or every fifth year thereafter.
(3)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated.

48        Royal Bank of Canada        Third Quarter 2009

Note 12: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $735 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended July 31, 2009 (quarters ended April 30, 2009 – increased by $417 million; July 31, 2008 – increased by $69 million). During the nine months ended July 31, 2009, Non-interest income includes a $1,259 million increase in the fair values of our net financial assets classified as held-for-trading (nine months ended July 31, 2008 – increased by $71 million).

	For the three months ended			For the nine months ended
	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Net interest income	$661	$744	$226	$2,149	$530
Non-interest income	947	703	159	1,524	118
Total	$1,608	$1,447	$385	$3,673	$648

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $385 million (quarters ended April 30, 2009 – decreased by $288 million; July 31, 2008 – increased by $145 million). During the nine months ended July 31, 2009, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $426 million (nine months ended July 31, 2008 – increased by $326 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended and nine months ended July 31, 2009 and the corresponding comparative periods:

	For the three months ended			For the nine months ended
	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$925	$832	$811	$2,621	$2,313
Net fee income arising from trust and other fiduciary activities	1,376	1,239	1,436	3,885	4,008
Net gains arising from financial instruments measured at amortized cost	1	4	–	7	–
Total	$2,302	$2,075	$2,247	$6,513	$6,321

Note 13: Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carryforwards. Our review regarding the realizability of our deferred tax asset as at July 31, 2009 included an assessment of the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that the deferred tax asset is realizable and thus, a valuation allowance against our deferred tax asset was not required as at July 31, 2009.

Income taxes on components of Other comprehensive income

	For the three months ended			For the nine months ended
	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Net unrealized gains (losses) on available-for-sale securities	$310	$81	$(132)	$155	$(253)
Reclassification of losses on available-for-sale securities to income	43	30	49	148	71
Net foreign currency translation gains (losses) from hedging activities	898	288	(117)	1,149	(503)
Net gains (losses) on derivatives designated as cash flow hedges	53	34	(6)	66	(231)
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(6)	(5)	13	(11)	5
Total income taxes (recovery)	$1,298	$428	$(193)	$1,507	$(911)

Note 14: Earnings (Loss) per share

	For the three months ended			For the nine months ended
	July 31 2009	April 30 2009	July 31 2008	July 31 2009	July 31 2008
Basic earnings per share
Net income (loss)	$1,561	$(50)	$1,262	$2,564	$3,435
Preferred share dividends	(73)	(55)	(27)	(169)	(74)
Net income (loss) available to common shareholders	$1,488	$(105)	$1,235	$2,395	$3,361
Average number of common shares (in thousands)	1,408,687	1,405,772	1,323,293	1,393,641	1,294,946

Basic earnings (loss) per share	$1.06	$(.07)	$.93	$1.72	$2.60
Diluted earnings per share
Net income (loss) available to common shareholders	$1,488	$(105)	$1,235	$2,395	$3,361
Average number of common shares (in thousands)	1,408,687	1,405,772	1,323,293	1,393,641	1,294,946
Stock options (1)	5,567	2,927	8,076	4,344	8,995
Issuable under other stock-based compensation plans	2,143	1,926	2,120	2,006	2,180
Exchangeable shares (2)	6,413	6,413	6,750	6,413	2,266
Average number of diluted common shares (in thousands)	1,422,810	1,417,038	1,340,239	1,406,404	1,308,387

Diluted earnings (loss) per share	$1.05	$(.07)	$.92	$1.70	$2.57

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended July 31, 2009, we excluded from the calculation of diluted earnings per share 3,661,160 average options outstanding with an average exercise price of $53.91, as the exercise price of these options was greater than the average market price of our common shares (three months ended April 30, 2009 – 7,616,273 average options outstanding with an average exercise price of $46.17; three months ended July 31, 2008 – 3,750,120 average options outstanding with an exercise price of $53.91). For the nine months ended July 31, 2009, we excluded from the calculation of diluted earnings per share 5,303,361 average options outstanding with an average exercise price of $50.88, as the exercise price of these options was greater than the average market price of our common shares (nine months ended July 31, 2008 – 3,501,713 average options outstanding with an exercise price of $54.03).
(2)	Exchangeable shares were issued for the acquisition of PH&N. Refer to Note 8.

Royal Bank of Canada        Third Quarter 2009        49

Note 15: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	July 31, 2009		October 31, 2008
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$ 21,505	$ 1,126	$ 43,700	$ 5,742
Backstop liquidity facilities (2)	28,544	79	40,892	59
Stable value products (3)	22,470	182	24,876	–
Financial standby letters of credit and performance guarantees (4)	19,832	113	22,185	75
Credit enhancements	3,548	20	4,873	22
Mortgage loans sold with recourse	762	–	210	–

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at July 31, 2009, these loans totalled US$1.6 billion (C$1.7 billion) (October 31, 2008 – US$1.6 billion; C$1.9 billion), net of the allowance for loan losses of US$3 million (C$3 million) (October 31, 2008 – US$54 million; C$65 million), and are included in Wholesale Loans – Business on our Consolidated Balance Sheets. In the third quarter of 2009, we wrote off US$12 million (C$13 million) (three months ended April 30, 2009 – US$90 million; C$113 million; three months ended July 31, 2008 – US$nil; C$nil) of these loans against the allowance for loan losses.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $8.6 billion (October 31, 2008 – $9.4 billion) for bank-owned life insurance policies and $13.9 billion (October 31, 2008 – $15.4 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we made a provision of approximately $nil (three months ended April 30, 2009 – $6 million; three months ended July 31, 2008-$8 million).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $767 million (October 31, 2008 – $1.4 billion) related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at July 31, 2009, RBC Dexia IS securities lending indemnifications totalled $32,915 million (October 31, 2008 – $45,723 million); we are exposed to 50% of this amount.

Refer to Note 25 of our 2008 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	July 31 2009	October 31 2008
Cash and due from banks	$745	$2,443
Interest-bearing deposits with banks	2,663	9,960
Loans	6,975	9,821
Securities	45,175	45,920
Assets purchased under reverse repurchase agreements	29,666	23,362
Other assets	192	989
	$85,416	$92,495

	As at
	July 31 2009	October 31 2008
Assets pledged to:
Foreign governments and central banks	$2,960	$5,706
Clearing systems, payment systems and depositories	2,210	2,226
Assets pledged in relation to:
Securities borrowing and lending	22,502	25,613
Obligations related to securities sold under repurchase agreements	43,671	30,919
Derivative transactions	7,168	17,664
Covered bonds	5,114	5,142
Other	1,791	5,225
	$85,416	$92,495

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. For the three months ended July 31, 2009, we had on average $4.6 billion (April 30, 2009 – $4.6 billion; July 31, 2008 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the nine months ended July 31, 2009, we had on average $4.6 billion (July 31, 2008 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on July 31, 2009, October 31, 2008 and July 31, 2008.

Collateral

As at July 31, 2009, the approximate market value of collateral accepted that may be sold or repledged by us was $79.7 billion (October 31, 2008 –  $83.0 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $26.9 billion (October 31, 2008 – $32.6 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Repurchase offer of Auction Rate Securities

As reported in Note 25 to our 2008 Annual Consolidated Financial Statements, our offer to repurchase ARS held by qualified U.S. retail brokerage clients ended on June 30, 2009. As at July 31, 2009, clients representing notional values of US$750.0 million (C$808.2 million) have accepted the offer and the difference between the par value and the valuation at time of purchase, including a penalty of US$9.8 million

50        Royal Bank of Canada        Third Quarter 2009

Note 15: Guarantees and contingencies (continued)

(C$11.8 million), was US$54.7 million (C$66.7 million). This also includes US$1.0 million (C$1.2 million) being the difference between the par and sale price of the ARS paid to qualifying clients who sold the eligible ARS below par during the period from February 11, 2008 to October 8, 2008. Of the US$54.7 million (C$66.7 million) pre-tax, US$34.5 million (C$41.6 million) was recognized in net income during 2008. No additional charges were taken in the three months ended July 31, 2009 and US$20.2 million (C$25.1 million) were recognized for the nine months ended July 31, 2009.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). The Regent’s case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron.

Royal Bank of Canada has also been named as a defendant by several individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities.

During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. As discussed in Note 25 to our 2008 Annual Consolidated Financial Statements, our evaluation of several important developments that occurred during 2008, individually and in aggregate, led us to conclude that a litigation provision of $60 million (US$50 million) or $33 million after-tax (US$27 million) is reasonable. The $542 million (US$450 million) difference was recorded in Non-interest expense – Other in our income statement for the three months ended October 31, 2008.

We will continue to vigorously defend ourselves in all remaining Enron-related cases and will exercise our judgment in resolving these claims.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 16: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q3/09	Q2/09	Q3/08	Q3/09	Q2/09	Q3/08	Q3/09	Q2/09	Q3/08
Net interest income	$1,740	$1,678	$1,694	$84	$100	$110	$–	$–	$–
Non-interest income	741	693	749	934	891	909	1,575	1,229	858
Total revenue	2,481	2,371	2,443	1,018	991	1,019	1,575	1,229	858
Provision for (recovery of) credit losses	340	351	204	–	–	1	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,253	958	553
Non-interest expense	1,169	1,171	1,186	777	817	758	135	138	145
Goodwill impairment charge	–	–	–	–	–	–	–	–	–
Net income (loss) before income taxes	972	849	1,053	241	174	260	187	133	160
Income taxes (recoveries)	303	268	344	73	48	74	20	20	23
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$669	$581	$709	$168	$126	$186	$167	$113	$137
Less: Preferred dividends	18	13	7	9	7	4	3	2	1
Net income (loss) available to common shareholders	$651	$568	$702	$159	$119	$182	$164	$111	$136
Total average assets (1)	$261,600	$254,800	$234,700	$21,300	$22,800	$17,200	$13,000	$13,000	$12,600

Quarterly earnings
	International Banking			Capital Markets (2)			Corporate Support (2)
	Q3/09	Q2/09	Q3/08	Q3/09	Q2/09	Q3/08	Q3/09	Q2/09	Q3/08
Net interest income	$423	$459	$347	$970	$1,014	$452	$(237)	$(275)	$(302)
Non-interest income	230	226	233	1,144	552	681	219	194	181
Total revenue	653	685	580	2,114	1,566	1,133	(18)	(81)	(121)
Provision for (recovery of) credit losses	230	289	137	177	145	20	23	189	(28)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	577	618	485	1,085	826	717	12	5	(19)
Goodwill impairment charge	–	1,000	–	–	–	–	–	–	–
Net income (loss) before income taxes	(154)	(1,222)	(42)	852	595	396	(53)	(275)	(74)
Income taxes (recoveries)	(61)	(98)	(29)	280	163	103	(166)	(135)	(73)
Non-controlling interest	2	2	3	10	12	24	23	24	22
Net income (loss)	$(95)	$(1,126)	$(16)	$562	$420	$269	$90	$(164)	$(23)
Less: Preferred dividends	17	16	6	20	15	6	6	2	3
Net income (loss) available to common shareholders	$(112)	$(1,142)	$(22)	$542	$405	$263	$84	$(166)	$(26)
Total average assets (1)	$60,000	$67,100	$52,600	$322,200	$362,800	$327,900	$(12,700)	$(8,400)	$(2,100)

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Taxable equivalent basis.

Royal Bank of Canada        Third Quarter 2009        51

Note 16: Results by business segment (continued)

Quarterly earnings

	Total
	Q3/09	Q2/09	Q3/08
Net interest income	$2,980	$2,976	$2,301
Non-interest income	4,843	3,785	3,611
Total revenue	7,823	6,761	5,912
Provision for (recovery of) credit losses	770	974	334
Insurance policyholder benefits, claims and acquisition expense	1,253	958	553
Non-interest expense	3,755	3,575	3,272
Goodwill impairment charge	–	1,000	–
Net income (loss) before income taxes	2,045	254	1,753
Income taxes (recoveries)	449	266	442
Non-controlling interest	35	38	49
Net income (loss)	$1,561	$(50)	$1,262
Less: Preferred dividends	73	55	27
Net income (loss) available to common shareholders	$1,488	$(105)	$1,235
Total average assets (1)	$665,400	$712,100	$642,900

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Nine month earnings

	Canadian Banking		Wealth Management		Insurance		International Banking
	Q3/09	Q3/08	Q3/09	Q3/08	Q3/09	Q3/08	Q3/09	Q3/08
Net interest income	$5,136	$5,017	$312	$335	$–	$–	$1,334	$893
Non-interest income	2,181	2,120	2,694	2,627	4,150	2,499	571	736
Total revenue	7,317	7,137	3,006	2,962	4,150	2,499	1,905	1,629
Provision for (recovery of) credit losses	961	642	–	1	–	–	719	299
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	3,287	1,717	–	–
Non-interest expense	3,516	3,538	2,421	2,178	414	422	1,790	1,291
Goodwill impairment charge	–	–	–	–	–	–	1,000	–
Net income (loss) before income taxes	2,840	2,957	585	783	449	360	(1,604)	39
Income taxes (recoveries)	894	971	163	234	57	30	(246)	(21)
Non-controlling interest	–	–	–	–	–	–	7	7
Net income (loss)	$1,946	$1,986	$422	$549	$392	$330	$(1,365)	$53
Less: Preferred dividends	41	21	22	8	7	3	45	14
Net income (loss) available to common shareholders	$1,905	$1,965	$400	$541	$385	$327	$(1,410)	$39
Total average assets (1)	$255,400	$229,300	$20,600	$17,100	$12,900	$12,600	$65,300	$46,700

Nine month earnings
			Capital Markets (2)		Corporate Support (2)		Total
			Q3/09	Q3/08	Q3/09	Q3/08	Q3/09	Q3/08
Net interest income			$2,906	$1,191	$(791)	$(785)	$8,897	$6,651
Non-interest income			2,183	1,554	849	326	12,628	$9,862
Total revenue			5,089	2,745	58	(459)	21,525	16,513
Provision for (recovery of) credit losses			482	106	329	(72)	2,491	976
Insurance policyholder benefits, claims and acquisition expense			–	–	–	–	3,287	1,717
Non-interest expense			2,802	1,997	9	(64)	10,952	9,362
Goodwill impairment charge			–	–	–	–	1,000	–
Net income (loss) before income taxes			1,805	642	(280)	(323)	3,795	4,458
Income taxes (recoveries)			597	33	(312)	(306)	1,153	941
Non-controlling interest			1	23	70	52	78	82
Net income (loss)			$1,207	$586	$(38)	$(69)	$2,564	$3,435
Less: Preferred dividends			46	16	8	12	169	74
Net income (loss) available to common shareholders			$1,161	$570	$(46)	$(81)	$2,395	$3,361
Total average assets (1)			$359,700	$339,400	$(7,300)	$(3,900)	$706,600	$641,200

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Taxable equivalent basis.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results. Refer to Note 28 of our 2008 Annual Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

In the first quarter, we realigned Capital Markets into two main businesses. The Capital Markets Sales and Trading business includes agency sales, products trading and proprietary trading businesses. The Corporate and Investment Banking business provides advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit business, Global Financial Institutions business and Research business. This realignment did not impact the presentation of consolidated results for Capital Markets.

52        Royal Bank of Canada        Third Quarter 2009

Note 17: Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	July 31 2009	October 31 2008
Capital
Tier 1 capital	$31,324	$25,031
Total capital	34,866	30,710
Risk-adjusted assets
Credit risk	$189,938	$229,537
Market risk	17,637	17,220
Operational risk	35,434	31,822
Total risk-adjusted assets	$243,009	$278,579
Capital ratios
Tier 1 capital	12.9%	9.0%
Total capital	14.4%	11.0%
Assets-to-capital multiple	16.3X	20.1X

Royal Bank of Canada        Third Quarter 2009        53

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts

02021

U.S.A.

Co-Transfer Agent
(United Kingdom):

Computershare Investor

Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road, Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust

Company of Canada

100 University Avenue,

9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555 (International)

Fax: 1-888-453-0330 (Canada

and the U.S.) or 416-263-9394 (International)

e-mail:

service@computershare.com

For financial information inquiries,

please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.” Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) through the facilities of the TSX. During the one-year period commencing November 1, 2008, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2009 Quarterly earnings release dates

First quarter              February 26

Second quarter         May 29

Third quarter             August 27

Fourth quarter           December 4

2010 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Wednesday, March 3, 2010, at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, Ontario, Canada.

For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535	Dividend dates for 2009 Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ and AL	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series AN, AP and AR	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series AT, AV and AX	July 23 October 22	July 27 October 26	August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCs which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.